
13001804



F&M Bank Corp.

2012 ANNUAL REPORT



– Reaching Out –

Finding Ways To Connect To Our Community

President's Letter



Dear Stockholder:

I am pleased to report that 2012 was our third consecutive year of earnings improvement. Net income totaled $4.901 million compared to $4.688 million in 2011, $3.741 million in 2010 and $1.954 million in 2009. The improved earnings were primarily the result of our improving net interest income, which increased to $20.931 million, compared to $19.961 million in 2011. The combined improvement of $970 thousand in our interest income was the result of our interest expense declining $1.425 million, while our interest income only declined $455 thousand. While in recent years, many banks have been struggling with a shrinking net interest margin, we have been fortunate to enjoy three consecutive years of improved margins. Our net interest margin for 2012 rose to 3.95% as compared to 3.87%, 3.77% and 3.70% in 2011, 2010 and 2009, respectively. This improvement is primarily the result of balance sheet leverage, meaning that we have a higher percentage of our balance sheet invested in higher yielding and longer term loans, as opposed lower yielding, shorter term assets, such as investments and federal funds sold.

As a result of the improved earnings, the Board of Directors voted recently to increase the quarterly dividend from $.16 to $.17, a 6.25% increase. With this increase, and at our recent stock price of $17.04 per share, the annual dividend yield is approximately 3.99%. This continues to be a very attractive dividend yield in the current interest rate environment. When I wrote the annual report letter in March of 2012, our stock price was $14.60. Combining the price change and the dividends paid in the last four quarters, results in an annual return in excess of 21%.

While the price is not as high as we would like for it to be, we have made significant improvements compared to our lowest price approximately two years ago of $11.75. As is typical in recent economic cycles, community bank stocks tend to go down in price more slowly than large banks, but also tend to recover more slowly than those same large banks. While there are some limited exceptions, generally large banks have not returned to their pre-recessions highs. Given that community banks tend to trade only hundreds or thousands of shares per day, it is unlikely that they (we) will reach pre-recession stock price levels until the large banks that trade hundreds of thousands or millions of shares per day reach their pre-recession peak.

Stockholder's equity continues to increase through the earnings that we retain and through shares issued as part of our dividend reinvestment program. If you don't already participate in the dividend reinvestment program, I urge you to consider this easy, no-cost way of increasing your ownership in our Company. Stockholder's equity has increased to $49.384 million, as compared to $46.180 million and $42.229 million in 2011 and 2010, respectively. Capital growth is vital to our ability to continue expanding our Company through opening new offices and growing our market share in our existing locations.

As I stated in our earnings press release in late January, economic activity in our markets appears to be picking up. We've seen an improvement in recent loan demand. This improved demand crosses multiple business lines, as we are seeing good growth in our Dealer Finance Division, strong interest in our new Fishersville Loan Production Office and improved loan demand in our established markets. In support of our increased loan demand, we also grew our deposit base almost $18 million in 2012, from $435.9 million to $453.8 million. We believe that the increased loan demand and deposit growth are signs that customers continue to seek a combination of good products, fair pricing and friendly, local service.

I hope everyone can attend the stockholders meeting in May. We thank you for your support and look forward to being able to fellowship together and answer any questions you may have.

Dean W. Withers

Dean W. Withers
President/CEO

Three Year Summary of Selected Financial Charts

Net Income
(As a % of total assets)



	2010	2011	2012
F&M	0.69%	0.85%	0.86%
Peer	0.28%	0.53%	0.73%

Net Interest Income
(As a % of total assets)



	2010	2011	2012
F&M	3.53%	3.62%	3.70%
Peer	3.44%	3.50%	3.42%

Overhead Expense
(As a % of total assets)



	2010	2011	2012
F&M	2.36%	2.32%	2.35%
Peer	3.09%	3.09%	3.14%

Net Loan Losses
(As a % of average loans held for investment)



	2010	2011	2012
F&M	0.53%	0.58%	0.59%
Peer	1.09%	0.87%	0.57%

Allowance For Loan Losses
(As a % of total loans)



	2010	2011	2012
F&M	1.30%	1.54%	1.75%
Peer	1.97%	1.93%	1.80%

Non-Performing Assets
(As a % of total assets)



	2010	2011	2012
F&M	3.22%	3.15%	2.73%
Peer	3.38%	2.92%	2.25%

Reaching Out – *Finding Ways To Connect To O*

Expanding Our Markets

Fall of 2012 saw F&M Bank expand into two new markets. One is a geographic move into Augusta County; the other is an outreach to a new customer segment with vehicle financing.

On October 1, 2012, F&M Bank opened a loan production office in Fishersville, VA. Two seasoned Augusta County bankers joined our staff to launch this new expansion. J.T. Bishop serves as our Business Development/Commercial Loan Officer and Gary Davenport makes loans for the bank and also mortgage loans for our affiliate VBS Mortgage.

Dean Withers, President and CEO, commented "We're excited to be expanding further into the Augusta County market. We previously only provided limited services to Augusta County through our courier service and the proximity of our branch office in Bridgewater, VA, which served portions of northern Augusta County. Fishersville is a vibrant and growing market within Augusta County and offers wonderful growth opportunities for our bank."



Fishersville Team: Gary Davenport and J.T. Bishop



Dealer Finance Team: Brenda Sayre, Greg Berkshire and Ryan May

On September 25, 2012, F&M Bank began operations of a loan production office in Penn Laird, VA which specializes in providing automobile financing through a network of automobile dealers. Dean Withers stated "We are fortunate to staff our new Dealer Finance Division with three officers that have extensive experience in Dealer Finance. This office is serving the automobile finance needs for customers of dealers throughout the existing geographic footprint of F&M Bank. Approximately thirty dealers have signed contracts with us to originate loans on behalf of F&M Bank. We will also continue to seek opportunities to add more dealers to our network." We welcome Greg Berkshire, Ryan May, and Brenda Sayre to the F&M staff in this new office.

"It is an exciting time for us as we continue to grow."



Fishersville Office

"Cash donations to over 100 local charities (over $62,000)"

Finally, Withers noted, "We're gratified by the reception we are already receiving from the automobile dealers and commercial customers in these two new markets for F&M Bank. It is an exciting time for us as we continue to grow and expand on the community banking foundation that was first started by a group of enterprising farmers and merchants over 100 years ago."



Community Support

"165 home purchases financed for a total of $28,310,612 by VBS Mortgage"

Six of our branches hosted outdoor events for children during the summer and fall. There were games, activities, refreshments, and educational presentations for everyone in the family. These were true community events, and our bank lawns and parking lots were filled with neighbors enjoying the fun.

"Free community shredding provided at 9 branches"



"Hosted a Barn Dance for the 4H & FFA youth exhibitors at the Shenandoah County Fair"

F&M Bank did their part to fight childhood obesity and promote healthy activity among youth when we sponsored two Sports Clinics in 2012. Held at the football fields at East Rockingham High School and Stonewall Jackson High School, young athletes ages 6-12 were invited to apply. Five National Football League professionals, all members of the Gridiron Legacy, served as coaches for the kids and their parents. Gary Clark, a JMU alum and former Super Bowl-winning Redskin, led the many drills and provided lifetime athletic training advice.



"F&M Loans: 2,221 for $186,733,726.43"

"Sponsorships and program ads for 86 local organizations and schools (over $42,000)"

New Director Appointed



Larry Caplinger

Larry A Caplinger, a 40-year bank employee and Executive Vice President, was appointed to the Board of Directors in June 2012. Larry is a local native and has served in various positions at F&M over the years, currently as Chief Lending Officer.

Retired in 2012 – *Thanks For All Your Service!*



Brenda George

Brenda George has been serving customers in the new accounts area of the Timberville Office for the past 23 years. She began her career at Farmers & Merchants Bank in April, 1989 and retired December 31, 2012. During her career at the bank there have been many changes in the products the Bank offers customers. Brenda has always met the challenges of the many changes and always provided exceptional customer service to her many loyal customers who will miss her.



Linda Jenkins

Linda Jenkins started her banking career in April, 1968 in the Bookkeeping Department. This department was later expanded to be called Operations and more recently Customer Support. Over the 44 years Linda has been with the Bank the department has been ever changing. The computer age changed almost every aspect of Linda's responsibilities over the years. She has professionally embraced these changes and made customer service a priority. Linda retired from Farmers & Merchants Bank on December 14, 2012 and will be also missed by our customers and staff.

Employee Service Anniversaries



Larry Caplinger
40 Years



Chuck Foltz
30 Years



Lynette Wine
25 Years

Directors and Officers

DIRECTORS

THOMAS L. CLINE
Chairman of the Board, Farmers & Merchants Bank and F & M Bank Corp.
Chairman of the Board, Truck & Equipment Corp.
Chairman of the Board, Mac Lease, Inc.

LARRY A. CAPLINGER
EVP/Chief Lending Officer, Farmers & Merchants Bank

JOHN N. CRIST
Partner, Hoover Penrod, PLC-Attorneys

ELLEN R. FITZWATER
Accounting Consultant and Partner, F & R Leasing, LLC

DANIEL J. HARSHMAN
Manager, Town of Edinburg

RICHARD S. MYERS
President, Dick Myers Chrysler-Dodge-Jeep, Inc.

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

CHRISTOPHER S. RUNION
Owner & President, Eddie Edwards Signs, Inc.

RONALD E. WAMPLER
Partner, Dove Ohio Farms, LLC. and WWTD Ohio Farms, LLC

DEAN W. WITHERS
President, Farmers & Merchants Bank and F & M Bank Corp.

OFFICERS

Dean W. Withers, President & CEO

Larry A. Caplinger, EVP/Chief Lending Officer & Secretary of Board

Neil W. Hayslett, EVP/Chief Financial Officer

Ellen C. Branner, SVP/Special Projects

Ralph C. Foltz, Jr., SVP/Operations

Jeffrey L. Lam, SVP/Retail Loan Administrator

Stephanie E. Shillingburg, SVP/Branch Administration and Retail Services

Edward A. Strunk, SVP/Commercial Loan Administrator

VICE PRESIDENTS

Deborah A. Andes
Curtis M. Arey
Anita C. Beckman
J. T. Bishop
Sylvia T. Bowman
Carrie A. Comer
Carolyn J. Dove
Sally H. Erickson
Joshua P. Hale
Charles P. Harder
Henry E. Hawkins
Teresa D. Helmick
Mary S. Prophet
Kitty H. Purcell
Robert R. Reedy, Jr.
Karen B. Rose
Kevin A. Russell & President VBS Mortgage
Cynthia A. Sherman
Gregory B. Spitler

ASSISTANT VICE PRESIDENTS

Dustin Branner
Thomas L. Campbell
Aaron S. Green
Kathy L. Grubbs
Chris A. Gunter
Mary Ellen Harrison
Anthony W. Keyser
Cathy M. Lindamood
Kate Pascarella
Jonah J. Pence
Melody D. Ritchie
Sean Ryman
Krista L. Suter

Barbara W. Bartley, Branch Officer
W. Brent Meadows, Branch Officer
Natalie M. Strickler, Branch Officer

Branches

Bridgewater
100 Plaza Drive
828-6300

Broadway
126 North Timber Way
896-7071

Edinburg
120 South Main Street
984-4128

Elkton
127 West Rockingham Street
298-1251

Harrisonburg
Crossroads
80 Cross Keys Road
433-7575

Harrisonburg
Port Road
1085 Port Republic Road
433-0112

Luray
700 East Main Street
743-1130

Timberville
205 South Main Street
896-8941

Woodstock
161 South Main Street
459-3707

Loan Production Offices

VBS Mortgage
2040 Deyerle Avenue, Ste 102
Harrisonburg
442-8583

Dealer Finance Department
4759 Spotswood Trail, Penn Laird
437-3480

Fishersville
Loan Production Office
1842 Jefferson Hwy
946-8160

www.FMBankVA.com

Investor Information:

FMBM

Transfer Agent for F&M Bank Corp. Stock (FMBM):
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone: 1-800-368-5948
E-mail: info@rtco.com
Website: www.rtco.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012
Commission file number: 0-13273

F & M BANK CORP.
(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)
(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Sarbanes Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]　　Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)　　Smaller reporting Company [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,214,291 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 29, 2012 was approximately $34,321,511 based on the closing sales price of $15.50 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 21, 2013, there were 2,501,150 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2013 (the "Proxy Statement").

Table of Contents

PART I

Item 1. Business

General

F & M Bank Corp. (the "Company" or "we"), incorporated in Virginia in 1983, is a one bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its affiliate, Farmers & Merchants Bank (Bank). TEB Life Insurance Company (TEB) and Farmers & Merchants Financial Services, Inc. (FMFS) are wholly owned subsidiaries of Farmers & Merchants Bank. Farmers & Merchants Bank also holds a majority ownership in VBS Mortgage LLC, (VBS).

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993. VBS (formerly Valley Broker Services, Inc.) was incorporated on May 11, 1999. The Bank purchased a majority interest in VBS on November 3, 2008.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, internet and mobile banking, drive-in banking services, ATMs at all branch locations and several off-site locations, as well as a courier service for its commercial banking customers. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides brokerage services, commercial and personal lines of insurance to customers of the Bank. VBS originates conventional and government sponsored mortgages through their offices in Harrisonburg and Woodstock.

The Bank makes various types of commercial and consumer loans and has a large portfolio of residential mortgages and a concentration in development lending. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Filings with the SEC

The Company files annual, quarterly and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC"). These reports are posted and are available at no cost on the Company's website, *www.farmersandmerchants.biz*, as soon as reasonably practicable after the Company files such documents with the SEC. The Company's filings are also available through the SEC's website at *www.sec.gov*.

Employees

On December 31, 2012, the Bank had 142 full-time and part-time employees; including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers their employee relations to be excellent. No one employee devotes full-time services to F & M Bank Corp.

Competition

The Bank's offices face strong competition from numerous other financial institutions. These other institutions include large national and regional banks, other community banks, nationally chartered savings banks, credit unions, consumer finance companies, mortgage companies, loan production offices, mutual funds and life insurance companies. Competition for loans and deposits is affected by a variety of factors including interest rates, types of products offered, the number and location of branch offices, marketing strategies and the reputation of the Bank within the communities served.

PART I, Continued

Item 1. Business, continued

Regulation and Supervision

General. The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System. The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Company is complying with SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in several Low Income Housing Funds; these funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not the stockholders of F & M Bank Corp.

Payment of Dividends. The Company is a legal entity, separate and distinct from its subsidiaries. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company. Under the current regulatory guidelines, prior approval from the Board of Governors of the Federal Reserve System is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines.

Bank regulatory agencies have the authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their businesses. The payment of dividends, depending on the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice. Based on the Bank's current financial condition, the Company does not expect that any of these laws will have any impact on its ability to obtain dividends from the Bank.

PART I, Continued

Item 1. Business, continued

Regulation and Supervision, continued

Capital Requirements. The Federal Reserve has issued risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements, the Company and Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity (including Trust Preferred Securities), less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Company as of December 31, 2012 were 10.69% and 13.98%, respectively, significantly above the minimum requirements.

In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average adjusted assets) ("Tier 1 leverage ratio"). These guidelines provide for a minimum Tier 1 leverage ratio of 4% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. The Tier 1 leverage ratio of the Company as of December 31, 2012, was 8.29%, which is significantly above the minimum requirements. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Gramm-Leach-Bliley Act. Effective on March 11, 2001, the Gramm-Leach-Bliley Act (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which will allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker; dealing in or making markets in securities; and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

USA Patriot Act of 2001. In October, 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Northern Virginia which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The continuing and potential impact of the Patriot Act and related regulations and policies on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment Act. The requirements of the Community Reinvestment Act are also applicable to the Bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. Its wide ranging provisions affect all federal financial regulatory agencies and nearly every aspect of the American financial services industry. Among the provisions of the Dodd-Frank Act that directly impact the Company is the creation of an independent Consumer Financial Protection Bureau (CFPB), which has the ability to write rules for consumer protections governing all financial institutions. All consumer protection responsibility formerly handled by other banking regulators is consolidated in the CFPB. It will also oversee the enforcement of all federal laws intended to ensure fair access to credit. For smaller financial institutions such as the Company and the Bank, the CFPB will coordinate its examination activities through their primary regulators.

Regulation and Supervision, continued

The Dodd-Frank Act contains provisions designed to reform mortgage lending, which includes the requirement of additional disclosures for consumer mortgages. In addition, the Federal Reserve has issued new rules that have the effect of limiting the fees charged to merchants for debit card transactions. The result of these rules will be to limit the amount of interchange fee income available explicitly to larger banks and indirectly to us. The Dodd-Frank Act also contains provisions that affect corporate governance and executive compensation.

Although the Dodd-Frank Act provisions themselves are extensive, the ultimate impact on the Company of this massive legislation is unknown. The Act provides that several federal agencies, including the Federal Reserve and the Securities and Exchange Commission, shall issue regulations implementing major portions of the legislation, and this process is ongoing.

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Item 1A. Risk Factors

General economic conditions, either national or within the Company's local markets.

The Company is affected by general economic conditions in the United States and the local markets within which it operates. An economic downturn within the Company's markets, or the nation as a whole; a significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control could negatively impact the growth rate of loans and deposits, the quality of the loan portfolio, loan and deposit pricing and other key factors of the Company's business. Such negative developments could adversely impact the Company's financial condition and performance.

Changes in interest rates could affect the Company's income and cash flows.

The direction and speed of interest rate changes affects our net interest margin and net interest income. Typically, in a period of declining interest rates our net interest income is negatively affected in the short term as our interest earning assets (primarily variable rate loans and investment securities) reprice more quickly than our interest bearing liabilities (deposits and borrowings).

We attempt to mitigate this risk by maintaining a neutral position regarding the volume of assets and liabilities that mature or reprice during any period; however, interest rate fluctuations, loan prepayments, loan production and deposit flows constantly change and influence the ability to maintain a neutral position. Generally speaking, the Company's earnings will be more sensitive to fluctuations in interest rates the greater the variance in volume of assets and liabilities that mature and reprice in any period. Accordingly, the Company may not be successful in maintaining a neutral position and, as a result, the Company's net interest margin may be impacted.

The Company faces substantial competition that could adversely affect the Company's growth and/or operating results.

The Company operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, and have greater financial resources and lending limits.

Item 1A. Risk Factors, continued

There could be an adverse effect on the way in which we do business if we do not maintain our capital requirements and our status as a "well-capitalized" bank.

The Bank is subject to regulatory capital adequacy guidelines. If the Bank fails to meet the capital adequacy guidelines for a "well-capitalized" bank, it could increase the regulatory scrutiny for the Bank and the Company; increase our FDIC insurance premiums, and could lead to a decline in the confidence that our customers have in us and a reduction in the demand for our products and services.

The inability of the Company to successfully manage its growth or implement its growth strategy may adversely affect the result of operations and financial conditions.

The Company may not be able to successfully implement its growth strategy if unable to identify attractive markets, locations or opportunities to expand in the future. The ability to manage growth successfully also depends on whether the Company can maintain capital levels adequate to support its growth, maintain cost controls, asset quality and successfully integrate any businesses acquired into the organization.

As the Company continues to implement its growth strategy by opening new loan production offices and branches it expects to incur increased personnel, occupancy and other operating expenses. The Company must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, the Company's plans for new offices could depress earnings in the short run, even if it efficiently executes a strategy leading to long-term financial benefits.

The Company's exposure to operational risk may adversely affect the Company.

Similar to other financial institutions, the Company is exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

The Company's concentration in loans secured by real estate may adversely impact earnings due to changes in the real estate markets.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of the Company's loans are secured by real estate (both residential and commercial) in the Company's market area. A major change in the real estate market, resulting in deterioration in the value of this collateral, or in the local or national economy, could adversely affect the customers' ability to pay these loans, which in turn could impact the Company. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Company tries to limit its exposure to this risk by monitoring extensions of credit carefully. The Company cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Company or the businesses in which the Company is engaged.

The Company is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Company or its ability to increase the value of its business. Additionally, actions by regulatory agencies or significant litigation against the Company could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect the Company and its shareholders. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to the Company and its shareholders.

PART I, Continued

Item 1A. Risk Factors, continued

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments to report for the year ended December 31, 2012.

Item 2. Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Branch and Administrative Offices
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Luray Branch
700 East Main Street
Luray, VA 22835

Fishersville Loan Production Office
1842 Jefferson Hwy
Fishersville, VA 22939

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Port Road Branch
1085 Port Republic Road
Harrisonburg, VA 22801

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Crossroads Branch
80 Cross Keys Road
Harrisonburg, VA 22801

Dealer Finance Division
4759 Spotswood Trail
Penn Laird, VA 22846

With the exception of the Edinburg Branch, Port Road Branch, Luray Branch, Dealer Finance Division and the Fishersville Loan Production Office the remaining facilities are owned by Farmers & Merchants Bank. ATMs are available at all branch locations.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at five Food Lion grocery stores, one in Mt. Jackson, VA and four in Harrisonburg, VA.

VBS' offices are located at:

Harrisonburg Office
2040 Deyerle Avenue
Suite 107
Harrisonburg, VA 22801

Woodstock Office
161 South Main Street
Woodstock, VA 22664

PART I, Continued

Item 3. Legal Proceedings

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC QB Market. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Performance

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return of the Russell 2000 Index and the SNL Bank Index, as reported by SNL Financial, LC, assuming an investment of $100 in the Company's common stock on December 31, 2007, and the reinvestment of dividends.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, Continued

Stock Performance, continued


Total Return Performance
F & M Bank Corp.
Russell 2000
SNL Bank
Index Value
150
125
100
75
50
25
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	2007	2008	2009	2010	2011	2012
F & M Corp	100.00	100.23	78.69	51.56	50.56	58.62
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL Bank Index	100.00	57.06	56.47	63.27	49.00	66.13

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,598,000 and $1,466,000 in 2012 and 2011, respectively. Regular quarterly dividends have been declared for sixty consecutive quarters. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns. The ratio of dividends per share to net income per share was 32.65% in 2012, compared to 31.41% in 2011.

Stock Repurchases

As previously reported, on September 18, 2008, the Company's Board of Directors approved an increase in the number of shares of common stock that the Company can repurchase under the share repurchase program from 150,000 to 200,000 shares. Shares repurchased through the end of 2012 totaled 164,132 shares; of this amount, none were repurchased in 2012.

The number of common shareholders of record was approximately 1,719 as of March 21, 2013. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

PART II, Continued

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, Continued

Quarterly Stock Information

These quotes include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2012			2011		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividends Declared	Low	High	Dividends Declared
1st	13.61	15.49	$ .16	13.00	15.50	$ .15
2nd	15.05	18.74	.16	12.20	13.99	.15
3rd	15.00	16.75	.16	11.75	15.00	.15
4th	14.90	16.74	.16	12.40	14.00	.15
Total			$ .64			$ .60

PART II, Continued

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Income Statement Data:					
Interest and Dividend Income	$ 27,225	$ 27,680	$ 27,870	$ 27,516	$ 25,544
Interest Expense	6,294	7,719	9,005	10,182	10,498
Net Interest Income	20,931	19,961	18,865	17,334	15,046
Provision for Loan Losses	4,200	4,000	4,300	4,210	815
Net Interest Income after Provision for Loan Losses	16,731	15,961	14,565	13,124	14,231
Noninterest Income	3,627	3,118	3,249	3,111	3,169
Securities Gains (Losses)	-	1,024	349	(1,754)	(1,680)
Noninterest Expenses	13,362	12,892	12,741	12,188	11,097
Income before Income Taxes	6,996	7,211	5,422	2,293	4,623
Income Tax Expense	2,095	2,523	1,681	339	1,419
Net Income	$ 4,901	$ 4,688	$ 3,741	$ 1,954	$ 3,204
Per Share Data:					
Net Income	$ 1.96	$ 1.91	$ 1.63	$ .85	$ 1.38
Dividends Declared	.64	.60	.60	.76	.90
Book Value	19.76	18.53	18.31	16.99	15.64
Balance Sheet Data:					
Assets	$ 596,904	$ 566,734	$ 538,855	$ 539,223	$ 472,058
Loans Held for Investment	465,819	451,570	445,147	434,403	399,233
Loans Held for Sale	77,207	60,543	23,764	31,168	3,780
Securities	18,807	22,108	24,144	26,220	30,785
Deposits	453,796	435,947	425,051	420,643	342,225
Short-Term Debt	34,597	18,539	5,355	9,085	20,510
Long-Term Debt	47,905	57,298	58,979	63,096	65,331
Stockholders' Equity	49,384	46,180	42,229	39,002	36,305
Average Shares Outstanding	2,496	2,450	2,299	2,292	2,319
Financial Ratios:					
Return on Average Assets[1]	.86%	.84%	.69%	.38%	.75%
Return on Average Equity[1]	10.26%	10.41%	9.22%	5.10%	8.50%
Net Interest Margin	3.95%	3.87%	3.77%	3.70%	3.89%
Efficiency Ratio [2]	54.03%	55.43%	57.23%	57.74%	58.60%
Dividend Payout Ratio	32.65%	31.41%	36.81%	89.18%	65.01%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	8.35%	8.14%	7.46%	7.37%	8.85%
Allowance for Loan Losses to Loans[3]	1.75%	1.54%	1.30%	.88%	.55%
Nonperforming Loans to Total Assets[4]	2.24%	2.61%	2.94%	1.42%	1.01%
Nonperforming Assets to Total Assets[5]	2.73%	3.15%	3.22%	1.52%	1.01%
Net Charge-offs to Total Loans[3]	.64%	.63%	.53%	.59%	.08%

[1] Ratios are primarily based on daily average balances.

[2] The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

[3] Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

[4] Calculated based on 90 day past due and non-accrual to Total Assets.

[5] Calculated based on 90 day past due, non-accrual and OREO to Total Assets

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, our loan policy gives loan amount approval limits to individual loan officers based on their position and level of experience and to our loan committees based on the size of the lending relationship. The risk associated with real estate and construction loans, commercial loans and consumer loans varies, based on market employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

We have written policies and procedures to help manage credit risk. We have a loan review policy that includes regular portfolio reviews to establish loss exposure and to ascertain compliance with our loan policy.

We use a management loan committee and a directors' loan committee to approve loans. The management loan committee is comprised of members of senior management, and the directors' loan committee is composed of any four directors, of which at least three are independent directors. Both committees approve new, renewed and or modified loans that exceed officer loan authorities. The directors' loan committee also reviews any changes to our lending policies, which are then approved by our board of directors.

Construction and Development Lending

We make construction loans, primarily residential, and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of a construction loan is approximately 12 months, and it is typically re-priced as the prime rate of interest changes. The majority of the interest rates charged on these loans floats with the market. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is attributable to the fact that loan funds are advanced upon the security of the land or home under construction, which value is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 75% to 90% of appraised value, in addition to analyzing the creditworthiness of our borrowers. We also obtain a first lien on the property as security for our construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area, including multi-family residential buildings, commercial buildings and offices, shopping centers and churches. Commercial real estate lending entails significant additional risks, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy in general. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios and the borrower's creditworthiness, prior credit history and reputation. We also evaluate the location of the security property and typically require personal guarantees or endorsements of the borrower's principal owners.

Business Lending

Business loans generally have a higher degree of risk than residential mortgage loans but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of our business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

We offer various consumer loans, including personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, and home equity lines of credit and loans. Such loans are generally made to clients with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our geographic market area.

The underwriting standards employed by us for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount. For home equity lines of credit and loans, our primary consumer loan category, we require title insurance, hazard insurance and, if required, flood insurance.

Residential Mortgage Lending

The Bank makes residential mortgage loans for the purchase or refinance of existing loans with loan to value limits ranging between 80 and 90% depending on the age of the property, borrower's income and credit worthiness. Loans that are retained in our portfolio generally carry adjustable rates that can change every three to five years, based on amortization periods of twenty to thirty years.

Loans Held for Sale

The Bank makes fixed rate mortgage loans with terms of typically fifteen or thirty years through its subsidiary VBS Mortgage. These loans are typically on the Bank's books for two to three weeks prior to being sold to investors in the secondary market. Similarly, the Bank also has a relationship with Gateway Savings Bank in Oakland, CA where it purchases fixed rate loans for short periods of time pending those loans being sold to investors in the secondary market. These loans have an average life of ten days to two weeks, but occasionally remain on the Bank's books for up to 60 days. The Bank has maintained a relationship with Gateway Bank since 2003. This relationship allows the Bank to achieve a higher rate of return than it would on other short term investment opportunities.

Dealer Finance Division

On September 25, 2012, the Bank began operations of a loan production office in Penn Laird, VA which specializes in providing automobile financing through a network of automobile dealers. The new Dealer Finance Division was staffed with three officers that have extensive experience in Dealer Finance. This office is serving the automobile finance needs for customers of dealers throughout the existing geographic footprint of the Bank. Approximately forty dealers have signed contracts to originate loans on behalf of the Bank.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 (formerly SFAS No. 5) "Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) ASC 310 (formerly SFAS No. 114), "Receivables", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either ASC 450 or ASC 310. Management's estimate of each ASC 450 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Allowances for loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the loan portfolio. Specific allowances are typically provided on all impaired loans in excess of a defined loan size threshold that are classified in the Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued ASC 805 (formerly SFAS No. 141), *Business Combinations* and ASC 350 (formerly SFAS No. 142), *Intangibles*. ASC 805 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted ASC 350 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. As of December 31, 2008, the Company recognized $30,000 in additional goodwill related to the purchase of 70% ownership in VBS Mortgage. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2012 or 2011. Application of the non-amortization provisions of the Statement resulted in additional net income of $120,000 for each of the years ended December 31, 2012, 2011 and 2010.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life. The core deposit intangible was fully amortized during 2011.

Securities Impairment

The Company follows the guidance in ASC 320-10 and SAB Topic 5M, *Other Than Temporary Impairment* in evaluating if security impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:

- The length of time of impairment;
- The extent of the impairment relative to the cost of the investment;
- Recent volatility in the market value of the investment;
- The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or
- The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Securities Impairment, continued

The following description provides our policies/procedures for the evaluation for Other Than Temporary Impairment (OTTI):

- We begin our evaluation using a default position that OTTI has occurred and then use all available evidence to determine whether prospects for the individual security are sufficient to support temporary impairment at the date of the SEC filing. This evaluation is conducted at each filing date.
- For purposes of determining OTTI, the security value recovery period is projected for a maximum of a two year holding period. This is the maximum; a shorter period may be used when there are particular conditions related to the individual security which make recovery unlikely.
- The primary focus in determining whether a security is OTTI, and projecting potential recovery, is the prospects for the individual security, rather than broad market indices. All available evidentiary material is considered, including the Company's public filings with the SEC, press releases, analyst reports, etc.
- Secondary consideration is given to historic returns, but only to the extent that this evidence is instructive in determining whether the individual security has shown a history of outperforming (or underperforming) the market (or industry) in prior economic cycles. This factor is only considered when the declines in value were not limited to the individual security, but was prevalent over the broader market. This measure is considered to aid in determining whether OTTI should be recognized earlier, rather than later (ie. a security which underperforms relative to the industry or market will result in early recognition of OTTI). In no event will OTTI recognition be delayed beyond the two year projection period.
- OTTI may be recognized as early as quarter 1, regardless of holding period projections, when there are specific factors relative to the security which make recovery unlikely. These factors could include evidence contained in the aforementioned SEC filings, press releases, analyst reports, but may also be based on the severity of the impairment.
- Situations where a security has declined in value more rapidly than the industry (or market), absent strong evidence supporting prospects for recover, will result in OTTI being recognized in quarter 1 or quarter 2 rather than continuing to evaluate the security over several quarters, based on holding period projections.

Declines determined to be other than temporary are charged to operations and included in the other than temporary impairment losses. There were no such charges for 2012 or 2011. In 2010 there were $65,000 in other than temporary impairment losses.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

__Overview__

The Company's net income for 2012 totaled $4,901,000 or $1.96 per share, an increase of 4.54% over $4,688,000 or $1.91 a share in 2011. Return on average equity decreased in 2012 to 10.26% versus 10.41% in 2011, while the return on average assets increased from .84% to .86%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, non-recurring tax entries and other non-recurring income was $4,819,000 in 2012 versus $4,373,000 in 2011, an increase of 10.2%. Core profitability increased due to the growth in the net interest margin which was driven by reduced interest expense.

See page 10 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2012 to 2011	2011 to 2010
Prior Year Net Income Per Share	$ 1.91	$ 1.63
Change from differences in:		
Net interest income	.39	.45
Provision for credit losses	(.08)	.12
Noninterest income, excluding securities gains	.20	(.05)
Securities gains	(.41)	.28
Noninterest expenses	(.19)	(.06)
Income taxes	.17	(.34)
Effect of rights offering	(.03)	(.12)
Total Change	.05	.28
Net Income Per Share	$ 1.96	$ 1.91

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income. Net interest income for 2012 was $20,930,000 representing an increase of $970,000 or 4.86% over the prior year. A 5.81% increase in 2011 versus 2010 resulted in total net interest income of $19,961,000.

In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 18), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

Tax equivalent income on earning assets decreased $478,000. Loans held for investment, expressed as a percentage of total earning assets, decreased in 2012 to 85.05% as compared to 87.35% in 2011. During 2012, yields on earning assets decreased 27 basis points (BP), primarily due to a 19BP decrease in the yield on loans held for investment. This decrease is consistent with declining market rates resulting from Federal Reserve interest rate cuts and a slowing economy. The average cost of interest bearing liabilities decreased 36BP in 2012, following a decrease of 29BP in 2011. The decrease in average cost resulted from maturing liabilities repricing at lower rates. Following the recession of 2008/2009 the Federal Reserve's Federal Open Market Committee (FOMC) has continued its accommodative monetary policy. Recently the FOMC announced its intention to keep short term interest rates at these historically low levels until 2015.

The analysis on the next page reveals an increase in the net interest margin to 3.92% in 2012 primarily due to changes in balance sheet leverage as the decline in yields on earning assets (27BP) is less than the decline in the cost of funds on interest bearing liabilities (36BP).

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Consolidated Average Balances, Yields and Rates[1]

	2012			2011			2010		
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS									
Loans[2]									
Commercial	$ 168,135	$ 8,204	4.88%	$ 174,748	$ 8,992	5.15%	$ 180,292	$ 9,474	5.25%
Real estate	264,400	15,122	5.72%	254,641	15,198	5.97%	236,318	14,502	6.14%
Installment	23,560	2,019	8.57%	24,022	1,872	7.79%	26,831	2,086	7.77%
Loans held for investment[4]	456,095	25,345	5.56%	453,411	26,062	5.75%	443,441	26,062	5.88%
Loans held for sale	50,814	1,736	3.42%	36,277	1,331	3.67%	32,503	1,300	4.00%
Investment securities[3]									
Fully taxable	16,424	209	1.27%	12,246	259	2.11%	12,298	420	3.42%
Partially taxable	108	1	.93%	1,321	89	6.74%	3,722	189	5.08%
Tax exempt	-	-	-	-	-	-	-	-	-
Total investment securities	16,532	210	1.27%	13,567	348	2.57%	16,020	609	3.80%
Interest bearing deposits in banks	1,334	5	.37%	2,773	29	1.05%	2,997	26	.87%
Federal funds sold	11,463	25	.22%	13,050	29	.22%	9,390	21	.22%
Total Earning Assets	536,238	27,321	5.09%	519,078	27,799	5.36%	504,351	28,018	5.56%
Allowance for loan losses	(7,711)			(6,558)			(4,990)		
Nonearning assets	44,002			40,929			44,700		
Total Assets	$ 572,529			$ 553,449			$ 544,061		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits									
Demand –interest bearing	$ 121,209	$ 1,195	.99%	$ 119,453	$ 1,599	1.34%	$ 110,814	$ 1,939	1.75%
Savings	45,120	182	.40%	38,248	191	.50%	35,666	191	.54%
Time deposits	214,145	2,944	1.83%	215,164	3,606	1.68%	222,919	4,426	1.99%
Total interest bearing deposits	380,474	4,321	1.14%	372,865	5,396	1.45%	369,399	6,556	1.77%
Short-term debt	12,816	52	.41%	8,845	40	.45%	6,035	29	.48%
Long-term debt	55,275	1,921	3.48%	56,258	2,282	4.06%	63,565	2,421	3.81%
Total interest bearing liabilities	448,565	6,294	1.40%	437,968	7,718	1.76%	438,999	9,006	2.05%
Noninterest bearing deposits	75,983			68,141			56,328		
Other liabilities	199			2,272			8,166		
Total liabilities	524,747			508,381			503,493		
Stockholders' equity	47,782			45,068			40,568		
Total liabilities and stockholders' equity	$ 572,529			$ 553,449			$ 544,061		
Net interest earnings		$ 21,027			$ 20,081			$ 19,012	
Net yield on interest earning assets (NIM)			3.92%			3.87%			3.77%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.
4 Includes nonaccrual loans.

The following table illustrates the effect of changes in volumes and rates.

	2012 Compared to 2011			2011 Compared to 2010		
	Increase (Decrease)			Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average: Volume	Rate	Increase or (Decrease)
Interest income						
Loans held for investment	$ 154	$ (871)	$ (717)	$ 586	$ (586)	$ -
Loans held for sale	534	(129)	405	151	(120)	31
Investment securities						
Taxable	88	(138)	(50)	(2)	(159)	(161)
Partially taxable	(82)	(6)	(88)	(122)	22	(100)
Tax exempt	-	-	-	-	-	-
Interest bearing deposits in banks	(15)	(9)	(24)	(2)	5	3
Federal funds sold	(3)	(1)	(4)	8	-	8
Total Interest Income	676	(1,154)	(478)	619	(838)	(219)
Interest expense						
Deposits						
Demand	24	(428)	(404)	151	(491)	(340)
Savings	34	(43)	(9)	14	(14)	-
Time deposits	(17)	(645)	(662)	(154)	(666)	(820)
Short-term debt	18	(6)	12	13	(2)	11
Long-term debt	(40)	(321)	(361)	(278)	139	(139)
Total Interest Expense	19	(1,443)	(1,424)	(254)	(1,034)	(1,288)
Net Interest Income	$ 657	$ 289	$ 946	$ 873	$ 196	$ 1,069

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income decreased $478,000 or 1.72% in 2012, after decreasing .78% or $219,000 in 2011. Overall, the yield on earning assets decreased .27%, from 5.36% to 5.09%. Average loans held for investment grew during 2012, with average loans outstanding increasing $2,684,000 to $456,095,000. Real estate loans increased 3.83%, commercial loans decreased 3.78%. Lending conditions within the market were sluggish for the year as a result of the slow economy.

Average total securities, yielding 1.27%, decreased from 2.57% in 2011. The investment portfolio is relatively small and is used primarily for pledging purposes to secure public funds, treasury board and repurchase agreements. Funds that would typically be held in the investment portfolio have been deployed to the Loan Held for Sale category at higher effective yields. The total income on loans held for sale totaled $1,736,000, as compared to the $1,331,000 during 2011. This category is made up of loans originated by VBS Mortgage and loans that are purchased from a bank that has a large secondary market lending presence (Gateway Bank, California). The Gateway arrangement has been used since 2003 as a higher yielding alternative to federal funds sold or investment securities. As market rates began to fall in the early part of 2009 the volume of mortgage loan refinancing increased for both VBS Mortgage and Gateway. This trend continued throughout 2010, 2011 and 2012.These loans are short-term, residential real estate loans that have an average life in our portfolio of approximately two weeks. The Bank holds these loans during the period of time between loan closing and when the loan is paid off by the ultimate secondary market purchaser.

GAAP Financial Measurements: (Dollars in thousands).	2012	2011	2010
Interest Income – Loans	$26,984	$27,295	$27,256
Interest Income - Securities and Other Interest-Earnings Assets	240	384	615
Interest Expense – Deposits	4,321	5,396	6,556
Interest Expense - Other Borrowings	1,973	2,322	2,450
Total Net Interest Income	20,930	19,961	18,865
Non-GAAP Financial Measurements:			
Add: Tax Benefit on Tax-Exempt Interest Income – Loans	97	98	106
Add: Tax Benefit on Tax-Exempt Interest Income - Securities and Other Interest-Earnings Assets	-	22	41
Total Tax Benefit on Tax-Exempt Interest Income	97	120	147
Tax-Equivalent Net Interest Income		$ 20,081	$ 19,012

Interest Expense

Interest expense decreased $1,424,000 or 18.45% during 2012, which followed an 14.30% decrease or $1,288,000 in 2011. The average cost of funds of 1.40% decreased .36% compared to 2011. Average interest bearing liabilities increased $10,597,000 in 2012 following a decrease of $1,031,000 in 2011. The increase in interest bearing liabilities was primarily the result of an increase in demand and savings deposits and short term debt. Time deposits decreased primarily due to a decrease in the Certificate of Deposit Account Registry Service (CDARS). CDARS, through reciprocal agreements among banks, allows customers to gain access to significantly higher levels of FDIC deposit insurance coverage. Long term debt decreased through normal debt repayment and decreased reliance on debt to fund loan originations due to increasing core deposits. Due to declining rates, both locally and nationally, the expense associated with time deposits decreased $662,000 (18.36%) in 2012. Changes in the cost of funds attributable to rate and volume variances can be found in the table at the top of page 18.

Noninterest Income

Noninterest income continues to be an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue.

Exclusive of securities transactions, non-interest income increased 18.73% ($595,000) in 2012 following a decrease of 4.83% in 2011. The majority of the increase is from VBS mortgage income which increased $281,000. There were also increases in service charge income ($65,000), income from bank owned life insurance ($129,000) and other operating income, specifically debit card exchange ($61,000).

There were no security transactions in 2012 which resulted in a gain or loss. Securities transactions in 2011 resulted in net gains of $1,025,000, which was primarily a result of the sale of the equities portfolio. This followed a net gain of $349,000 in 2010, including $65,000 in write downs due to Other Than Temporary Impairment (OTTI) losses. Typically securities are considered impaired when their value has been significantly below cost for over a year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Noninterest Expense

Noninterest expenses increased from $12,892,000 in 2011 to $13,361,000 in 2012, a 3.64% increase. Salary and benefits increased 6.38% to $7,796,000 in 2012, following a 8.70% increase in 2011. This increase was the result of normal salary increases, staff additions for the two loan production offices and increasing benefit costs (primarily health insurance). The FDIC insurance assessment decreased $65,000 in 2012 to $707,000. This decrease was a result of the change in the assessment calculation. Other operating expenses increased $53,000 in 2012, following a $25,000 increase in 2011. Noninterest expenses continue to be substantially lower than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.33%, 2.33%, and 2.36%, in 2012, 2011 and 2010, respectively. Peer group averages have ranged between 3.10% and 3.15% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and volume of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $4,000,000 in 2011 to $4,200,000 in 2012. The increase in the provision for loan losses and the current levels of the allowance for loan losses reflect specific reserves related to nonperforming loans, changes in risk rating on loans, net charge-off activity, loan growth, delinquency trends and other credit risk factors that the Company considers in assessing the adequacy of the allowance for loan losses.

Actual net loan charge-offs were $2,983,000 in 2012 and $2,849,000 in 2011. Loan losses as a percentage of average loans held for investment totaled .64% and .63% in 2012 and 2011, respectively. As stated in the most recently available Bank Holding Company Performance Report (BHCPR), this loss rate is comparable to peer group averages which were .57% in 2012 and .88% in 2011.

Balance Sheet

Total assets increased 5.32% during the year to $596,904,000, an increase of $30,170,000 from $566,734,000 in 2011. Average earning assets increased 3.31% or $17,160,000 to $536,238,000 at December 31, 2012. Virtually all of the increase in average earning assets resulted from growth in the loan portfolio, average loans held for investment increased $2,684,000 and average loans held for sale increased $14,537,000. Average deposits grew $15,451,000 for 2012 or 3.50%, much of the growth resulted from the growth in noninterest bearing demand deposits. The Company continues to utilize its assets well with 93.66% of average assets consisting of earning assets.

Investment Securities

Average balances in investment securities increased 21.85% in 2012 to $16,532,000. At year end, 2.29% of average earning assets of the Company were held as investment securities to provide security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk. Portfolio yields averaged 1.27% for 2012, down from 2.57% in 2011. The decline can be attributed to maturing securities being reinvested at lower rates, due to market conditions.

There were no security gains or losses in 2012. The Company recognized gains totaling $813,000 on its equities portfolio which was liquidated in 2011. Gains on sales from the subsidiary Bank's bond portfolio totaled $211,000 in 2011. There were no Other Than Temporary Impairment (OTTI) write-downs in 2012 or 2011. Additional information on the securities impairment write-downs can be found on page 15 under the caption "Securities Impairment" and page 20 under the caption "Noninterest Income".

Investment Securities, continued

The composition of securities at December 31 was:

(Dollars in thousands)	2012	2011	2010
Available for Sale[1]			
U.S. Treasury, Agency and Government Sponsored Enterprises (GSE)	$ 7,031	$ 11,064	$ 8,001
Municipal			
Mortgage-backed[2]	1,647	2,063	3,931
Corporate bonds	-	-	-
Marketable equity securities	-	-	3,315
Total	8,678	13,127	15,247
Held to Maturity			
U.S. Treasury and Agency	107	108	109
Total	107	108	109
Other Equity Investments	10,022	8,872	8,789
Total Securities	$ 18,807	$ 22,107	$ 24,145

[1] At estimated fair value. See Note 4 to the Consolidated Financial Statements for amortized cost.

[2] Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2012 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations. Maturities of Other Investments are not readily determinable due to the nature of the investment; see Note 4 to the Consolidated Financial Statements for a description of these investments.

	Less Than one Year		One to Five Years		Over Five Years			
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale								
U.S. Treasury, Agency & GSE	$ -		$ 7,031	.79%	$ -		$ 7,031	.79%
Municipal								
Mortgage-backed					1,647	1.76%	1,647	1.76%
Corporate bonds								
Total	$ -		$ 7,031	.79%	$ 1,647	1.76%	$ 8,678	.97%
Debt Securities Held to Maturity								
U.S. Treasury & Agency	$ 107	.93%					$ 107	.93%
Total	$ 107	.93%					$ 107	.93%

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Analysis of Loan Portfolio

The Company's market area has a relatively stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing.

The Company's portfolio of loans held for investment totaled $465,819,000 at December 31, 2012 compared with $451,570,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multifamily loans, increased .23% during 2012 to $170,545,000. Real estate mortgages increased $11,532,000 (5.97%). Growth has included a variety of loan and collateral types including owner occupied residential real estate and residential rental properties.

Construction loans decreased $973,000 or 1.35%. The decline in construction loans resulted from the slower economy which reduced construction within the Bank's primary market area. The Bank also has loan participation arrangements with several other banks within the region to aid in diversification of the loan portfolio geographically, by collateral type and by borrower.

Consumer installment loans increased $2,738,000. This category includes personal loans, auto loans and other loans to individuals. This category began increasing during the fourth quarter due to the opening of the Dealer Finance Division in Penn Laird, VA, at year end this Division had a loan portfolio of $3,725,000. Credit card balances decreased $24,000 to $2,788,000 but are a minor component of the loan portfolio. The following table presents the changes in the loan portfolio over the previous five years.

	December 31				
(Dollars in thousands)	2012	2011	2010	2009	2008
Real estate – mortgage	$204,812	$193,280	$190,162	$ 180,990	$ 161,224
Real estate – construction	71,251	72,224	79,337	86,320	71,259
Consumer installment	15,753	13,015	19,043	19,247	22,792
Commercial	147,089	141,014	121,490	115,638	115,297
Agricultural	14,099	15,985	19,761	19,355	18,711
Multi-family residential	9,357	13,157	12,259	10,391	7,898
Credit cards	2,788	2,812	2,771	2,356	1,940
Other	670	83	324	106	112
Total Loans	$ 465,819	$ 451,570	$ 445,147	$ 434,403	$ 399,233

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2012:

	Less Than	1-5	Over	
(Dollars in thousands)	1 Year	Years	5 Years	Total
Commercial and				
agricultural loans	$ 63,857	$ 85,884	$ 11,447	$ 161,188
Multi-family residential	7,534	1,823	-	9,357
Real Estate – mortgage	77,992	107,395	19,425	204,812
Real Estate – construction	59,851	11,225	175	71,251
Consumer – installment/other	9,885	8,174	1,152	19,211
Total	$ 219,119	$ 214,501	$ 32,199	$ 465,819
Loans with predetermined rates	$ 32,392	$ 26,547	$ 29,643	$ 88,582
Loans with variable or				
adjustable rates	186,727	187,954	2,556	377,237
Total	$ 219,119	$ 214,501	$ 32,199	$ 465,819

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Analysis of Loan Portfolio, continued

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 88% of the real estate loans, interest is adjustable after each one, three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or ten year periods at a fixed rate or as a revolving line of credit.

Construction loans may be made to individuals, who have arranged with a contractor for the construction of a residence, or to contractors that are involved in building pre-sold, spec-homes or subdivisions. The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons; however, approximately 72% of the loans are secured by automobiles and trucks. This percentage has increased during 2012 due to the addition of the Dealer Finance Division.

Prior to the recent recession, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property. However, due to the slowing economy and declining real estate sales it is estimated that values peaked in 2007 or 2008. Depending on a number of factors, including property type, location and price point, the decline in value ranges from relatively modest, perhaps 10%, to more severe, up to 30%. Approximately 89% of the Company's loans are secured by real estate; however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

The Bank has identified loan concentrations of greater than 25% of capital in the real estate development category. While the Bank has not developed a formal policy limiting the concentration level to any particular loan type or industry segment, it has established target limits on both a nominal and percentage of capital basis. Concentrations are monitored and reported to the board of directors quarterly. Concentration levels have been used by management to determine how aggressively they may price or pursue new loan requests. At December 31, 2012, there are no industry categories of loans that exceed 10% of total loans.

Nonaccrual and Past Due Loans

Nonperforming loans include nonaccrual loans and loans 90 days or more past due. Nonaccrual loans are loans on which interest accruals have been suspended or discontinued permanently. Nonperforming loans totaled $13,386,000 at December 31, 2012 compared to $14,776,000 at December 31, 2011. At December 31, 2012 all loans 90 days or more past due were on nonaccrual status. Approximately 91% of these past due loans are secured by real estate. Although management expects that there will be loan losses, the bank is generally well secured and continues to actively work with its customers to effect payment. As of December 31, 2012, the Company holds $2,884,000 of real estate which was acquired through foreclosure.

Problem loans have decreased approximately $1.39 million since December 31, 2011.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Nonaccrual and Past Due Loans, continued

The following is a summary of information pertaining to risk elements and impaired loans:

(Dollars in thousands)	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Nonaccrual Loans:					
Real Estate	$ 9,611	$ 6,181	$ 8,066	$ 9,649	$ 7,671
Commercial	2,914	4,314	5,160	5,788	5,888
Home Equity	740	151	180	183	266
Other	121	111	37	93	39
Loans past due 90 days or more:					
Real Estate	-	787	732	1,723	646
Commercial	-	35	2,499	56	-
Home Equity	-	293	165	188	260
Other	-	18	111	24	6
Total Nonperforming loans	$ 13,386	$ 11,890	$ 16,950	$ 17,704	$ 14,776
Nonperforming loans as a percentage of loans held for investment	2.87%	2.60%	3.76%	3.93%	3.27%
Net Charge Offs to Total Loans Held for Investment[(1)]	.64%	.52%	.50%	.48%	.63%
Allowance for loan and lease losses to nonperforming loans	60.91%	66.19%	44.88%	41.31%	46.95%

[(1)]Interim periods are on an annualized basis.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2012, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, pools of loans by type and a general allowance based on a variety of criteria. Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $500,000 are reviewed individually for impairment under ASC 310. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under ASC 450.

For loans that are not impaired, the portfolio is segmented into multiple pools of homogenous loan types that do not exhibit any signs of weakness. Loss rates are assigned based on historical charge offs over the prior two year period. A general allowance for inherent losses (such as trends in past due/criticized loans, volume and terms of loans, changes in lending policies/procedures, experience of lending staff/management, local/national economic trends and credit concentrations) has been established to reflect other unidentified losses within the portfolio. The general allowance assists in managing recent changes in portfolio risk that may not be captured in individually impaired loans or in the homogeneous pools based on two year loss histories. The Board approves the loan loss provision for each quarter based on this evaluation. An effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $8,154,000 at December 31, 2012 is equal to 1.75% of total loans held for investment. This compares to an allowance of $6,937,000 (1.54%) at December 31, 2011 and 1.30% at December 31, 2010. Management and the Board of Directors have made a concentrated effort at increasing the allowance during the recent recession to reflect the increased risks within the portfolio. The overall level of the allowance is comparable with peer group averages and management feels the current reserve level is appropriate. Management has reached this conclusion based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio.

Loan losses, net of recoveries, totaled $2,983,000 in 2012 which is equivalent to .64% of total loans outstanding. Over the preceding three years, the Company has had an average loss rate of .60%, compared to a .86% loss rate for its peer group.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Loan Losses and the Allowance for Loan Losses, continued

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2012	2011	2010	2009	2008
Balance at beginning of period	$ 6,937	$ 5,786	$ 3,836	$ 2,189	$ 1,703
Provision charged to expenses	4,200	4,000	4,300	4,210	815
Loan losses:					
Construction/land development	1,480	1,263	249	677	-
Farmland	-	-	3	-	-
Real Estate	482	474	181	267	-
Multi-family	-	-	958	-	-
Commercial Real Estate	424	381	346	395	-
Home Equity – closed end	69	222	200	16	-
Home Equity – open end	-	83	-	-	-
Commercial & Industrial – Non Real Estate	776	423	332	1,096	294
Consumer	45	90	117	117	64
Dealer Finance	-	-	-	-	-
Credit Cards	71	106	97	71	42
Total loan losses	3,347	3,042	2,483	2,639	400
Recoveries:					
Construction/land development	192	-	-	-	-
Farmland	3	-	-	-	-
Real Estate	-	8	2	6	1
Multi-family	-	48	52	-	-
Commercial Real Estate	48	16	2	-	-
Home Equity – closed end	-	3	-	-	-
Home Equity – open end	-	27	-	-	-
Commercial & Industrial – Non Real Estate	62	24	-	-	7
Consumer	27	42	56	36	18
Dealer Finance	-	-	-	-	-
Credit Cards	32	25	21	34	45
Total recoveries	364	193	133	76	71
Net loan losses	(2,983)	(2,849)	(2,350)	(2,563)	(329)
Balance at end of period	$ 8,154	$ 6,937	$ 5,786	$ 3,836	$ 2,189
Allowance for loan losses as a					
percentage of loans	1.75%	1.54%	1.30%	.88%	.55%
Net loan losses to loans outstanding	.64%	.63%	.53%	.59%	.08%

Refer to Note 6 to the Consolidated Financial Statements for the allocation of the allowance for loan losses.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Deposits and Borrowings

The average deposit balances and average rates paid for 2012, 2011 and 2010 were as follows:

Average Deposits and Rates Paid (Dollars in thousands)

	December 31,					
	2012		2011		2010	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing	$ 75,983		$ 68,141		$ 56,328	
Interest-bearing:						
Interest Checking	$ 121,209	.99%	$ 119,453	1.34%	$ 110,814	1.75%
Savings Accounts	45,120	.40%	38,248	.50%	35,666	.54%
Time Deposits:						
CDARS	10,339	.69%	22,775	1.04%	37,102	1.08%
$100,000 or more	67,562	1.01%	73,299	1.59%	83,669	1.34%
Less than $100,000	136,244	1.61%	119,090	1.85%	102,147	2.84%
Total Interest-bearing	380,474	1.14%	372,865	1.45%	369,398	1.77%
Total deposits	$ 456,457	.95%	$ 441,006	1.22%	$ 425,726	1.54%

Noninterest-bearing demand deposits, which are comprised of checking accounts, increased $7,842,000 or 11.51% from $68,141,000 at December 31, 2011 to $75,983,000 at December 31, 2012. Interest-bearing deposits, which include interest checking accounts, money market accounts, regular savings accounts and time deposits, increased $7,609,000 or 2.04% from $372,865,000 at December 31, 2011 to $380,474,000 at December 31, 2011. Total interest checking (including money market) account balances increased $1,756,000 or 1.47% from $119,453,000 at December 31, 2011 to $121,209,000 at December 31, 2012. Total savings account balances increased $6,872,000 or 17.97% from $38,248,000 at December 31, 2011 to $45,120,000 at December 31, 2012.

Time deposits decreased $1,019,000 or .47% from $215,164,000 at December 31, 2011 to $214,145,000 at December 31, 2012. This is comprised of a decrease in certificates of deposit of $100,000 and more of $5,737,000 or 7.83% from $73,299,000 at December 31, 2011 to $67,562,000 at December 31, 2012, an increase in certificates of deposit of less than $100,000 of $17,154,000 or 14.40% from $119,090,000 at December 31, 2011 to $136,244,000 at December 31, 2012 and a decrease in CDARs deposits of $12,436,000 or 54.60% from $22,775,000 at December 31, 2011 to $10,339,000 at December 31, 2012. The Bank joined the CDARS network in 2008, which allows it to offer over $50 million in FDIC insurance on a certificate of deposit.

The maturity distribution of certificates of deposit of $100,000 or more is as follows:

(Actual Dollars in thousands)	2012	2011
Less than 3 months	$ 10,225	$ 9,643
3 to 12 months	27,775	21,601
1 year to 5 years	30,585	35,294
Total	$ 68,585	$ 66,538

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Deposits and Borrowings, continued

Non-deposit borrowings include repurchase agreements, federal funds purchased, Federal Home Loan Bank (FHLB) borrowings, (both short term and long term) and the issue of Subordinated Debt. Non-deposit borrowings are an important source of funding for the Bank. These sources assist in managing short and long term funding needs, often at rates that are more favorable than raising additional funds within the deposit portfolio.

Borrowings from the Federal Home Loan Bank are used to support the Bank's lending program and allow the Bank to mange interest rate risk by laddering maturities and matching funding terms to the terms of various loan types in the loan portfolio. The Bank borrowed $5,000,000 in 2011 in long term loans, there were no long term borrowings in 2012. Repayment of amortizing and fixed maturity loans through FHLB totaled 9,393,000 for the year. These loans carry an average rate of 2.39% at December 31, 2012.

Contractual Obligations and Scheduled Payments (dollars in thousands)

	December 31, 2012				
		One Year	Three Years		
	Less than	Through	Through	More than	
	One Year	Three Years	Five Years	Five Years	Total
Securities sold under agreements to repurchase	$ 2,814	-	-	-	$ 2,814
FHLB Short term advances	22,500				22,500
Federal Funds Purchased	9,283				9,283
FHLB long term advances	30,214	7,500			37,714
Subordinated Debt	-	-	3,578	6,613	10,191
Total	$ 64,811	$ 7,500	$ 3,578	$ 6,613	$ 82,502

See Note 11 (Short Term Debt) and Note 12 (Long Term Debt) to the Consolidated Financial Statements for a discussion of the rates, terms, and conversion features on these advances.

Stockholder's Equity

Total stockholders' equity increased $3,204,000 or 6.94% in 2012. While net income totaled $4,901,084, noncontrolling interest net income totaled $145,966, sales of common stock totaled $105,416 and changes in other comprehensive income decreased $350,552, and capital was reduced by dividends ($1.598 million). As of December 31, 2012, book value per share was $19.76 compared to $18.53 as of December 31, 2011. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2012, the Company had Tier I capital of 10.69% of risk weighted assets and combined Tier I and II capital of 13.98% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by average total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2012, the Company reported a leverage ratio of 8.29%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. Rapid changes in short-term interest rates may lead to volatility in net interest income resulting in additional interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. The net interest margin increased .05% in 2012 following an increase of .10% in 2011. Due to a slowing of the national economy and market turbulence related to the sub-prime mortgage lending crisis, the Federal Reserve began cutting short term interest rates in September 2007. The Federal Reserve has cut short term rates a total of 5.00% to a target of 0 to .25%.

Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2012 is acceptable; the Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2012. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates an asset sensitive one-year cumulative GAP position of 15.58% of total earning assets, compared to 17.06% in 2011. Approximately 54.19% of rate sensitive assets and 47.30% of rate sensitive liabilities are subject to repricing within one year. Short term assets (less than one year) decreased $2,174,000 during the year, while total earning assets increased $24,378,000. Growth in the loan portfolio was concentrated in real estate secured loans, including both amortizing residential and commercial loans which typically have an initial rate adjustment period of three to five years and construction loans which typically have a term of one year and a rate that floats with the prime rate. Short term liabilities increased $31,228,000, while total interest bearing liabilities increased $37,871,000. The increase in short term liabilities is primarily due to increased FHLB Daily Rate Credit borrowing used to fund increases in Loans Held for Sale. Due to the relatively flat yield curve, management has aggressively cut deposit rates. These actions and the increase in interest bearing deposits (which are allocated based on FDICIA 305) have resulted in the increase in the positive GAP position in the one year time period.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Market Risk Management, continued

The following GAP analysis shows the time frames as of December 31, 2012, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans held for investment	$ 126,242	$ 90,089	$ 214,501	$ 32,199	$ -	$ 463,031
Loans held for sale	77,207	-	-	-	-	77,207
Federal Funds Sold	-	-	-	-	-	-
Investments securities	107	2,013	5,018	1,647	-	8,785
Credit Cards	2,788	-	-	-	-	2,788
Interest bearing bank deposits	1,036	248	-	-	-	1,284
Total	207,380	92,350	219,519	33,846	-	553,095
Rate Sensitive Liabilities:						
Interest bearing demand deposits	-	31,353	69,500	19,073	-	119,926
Savings	-	9,521	28,561	9,520	-	47,602
Certificates of deposit $100,000 and over	10,225	27,775	30,585	-	-	68,585
Other certificates of deposit	21,203	53,880	57,849	-	-	132,932
Total Deposits	31,428	122,529	186,495	28,593	-	369,045
Short-term debt	34,560	-	-	-	-	34,560
Long-term debt	9,000	16,036	16,256	6,613	-	47,905
Total	74,988	138,565	202,751	35,206	-	451,510
Discrete Gap	132,392	(46,215)	16,768	(1,360)		101,585
Cumulative Gap	132,392	86,177	102,945	101,585		
As a % of Earning Assets	23.94%	15.58%	18.61%	18.37%		

- In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a Troubled Debt Restructuring ("TDR"). The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. The new guidance was effective for the Company beginning January 1, 2012 and did not have a material effect on the Company's TDR determinations.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB finalizes its conclusions regarding future requirements.

In September 2011, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. These amendments were effective for the Company on January 1, 2012.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company's financial position, result of operations or cash flows.

PART II, Continued

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Quarterly Results (unaudited)

The table below lists the Company's quarterly performance for the years ended December 31, 2012 and 2011:

	2012				
(Dollars in thousands)	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 6,984	$ 7,026	$ 6,522	$ 6,693	$ 27,225
Interest Expense	1,402	1,573	1,623	1,696	6,294
Net Interest Income	5,582	5,453	4,899	4,997	20,931
Provision for Loan Losses	1,500	900	900	900	4,200
Net Interest Income after Provision, For Loan Losses	4,082	4,553	3,999	4,097	16,731
Non-Interest Income	960	995	909	763	3,627
Non-Interest Expense	3,333	3,464	3,314	3,251	13,362
Income before taxes	1,709	2,084	1,594	1,609	6,996
Income Tax Expense	465	702	454	474	2,095
Net Income	$ 1,244	$ 1,382	$ 1,140	$ 1,135	$ 4,901
Net Income Per Share	$ .48	$ .56	$ .46	$ .46	$ 1.96

	2011				
(Dollars in thousands)	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 7,067	$ 7,026	$ 6,994	$ 6,593	$ 27,680
Interest Expense	1,800	1,901	1,986	2,032	7,719
Net Interest Income	5,267	5,125	5,008	4,561	19,961
Provision for Loan Losses	900	900	1,100	1,100	4,000
Net Interest Income after Provision, For Loan Losses	4,367	4,225	3,908	3,461	15,961
Non-Interest Income	755	1,527	1,068	792	4,142
Non-Interest Expense	3,197	3,084	3,339	3,272	12,892
Income before taxes	1,925	2,668	1,637	981	7,211
Income Tax Expense	492	1,330	406	295	2,523
Net Income	$ 1,433	$ 1,338	$ 1,231	$ 686	$ 4,688
Net Income Per Share	$ .59	$ .54	$ .49	$ .29	$ 1.91

Item 8. Financial Statements and Supplementary Information

F & M Bank Corp. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012 and 2011

	2012	2011
Assets		
Cash and due from banks (notes 3 and 15)	$ 7,960,633	$ 6,813,243
Federal funds sold	-	2,180,601
Cash and cash equivalents	7,960,633	8,993,844
Interest bearing deposits (note 15)	1,283,581	1,187,996
Securities:		
Held to maturity - fair value of $107,234 and $108,305 in 2012 and 2011, respectively (note 4)	107,234	108,305
Available for sale (note 4)	8,678,001	13,126,889
Other investments (note 4)	10,021,938	8,872,427
Loans held for sale	77,206,517	60,542,812
Loans held for investment (notes 5)	465,819,073	451,570,491
Less allowance for loan losses (note 6)	(8,154,074)	(6,936,904)
Net Loans Held for Investment	457,664,999	444,633,587
Other real estate owned (note 9)	2,883,947	3,074,199
Bank premises and equipment, net (note 8)	6,445,061	6,477,083
Interest receivable	1,702,847	1,815,861
Core deposit intangible (note 23)	-	-
Goodwill (note 23)	2,669,517	2,669,517
Bank owned life insurance (note 24)	11,662,106	7,179,147
Other assets	8,617,754	8,052,208
Total Assets	$ 596,904,135	$ 566,733,875
Liabilities		
Deposits: (note 10)		
Noninterest bearing	$ 84,749,470	$ 70,789,406
Interest bearing:		
Demand	95,366,552	96,682,549
Money market accounts	24,559,248	25,176,657
Savings	47,602,255	39,939,717
Time deposits over $100,000	68,585,313	66,538,191
All other time deposits	132,932,701	136,820,103
Total Deposits	453,795,539	435,946,623
Short-term debt (note 11)	34,597,352	18,538,963
Accrued liabilities	11,221,998	8,770,427
Subordinated debt	10,191,000	10,191,000
Long-term debt (note 12)	37,714,286	47,107,143
Total Liabilities	547,520,175	520,554,156
Commitments and Contingencies (note 16)		
Stockholders' Equity (Note 22)		
Common stock $5 par value, 6,000,000 shares authorized, 2,499,544 and 2,492,716 shares issued and outstanding for 2012 and 2011, respectively	12,497,720	12,463,580
Retained earnings (note 19)	38,926,779	35,552,092
Noncontrolling interest	362,131	216,165
Accumulated other comprehensive income (loss)	(2,402,670)	(2,052,118)
Total Stockholders' Equity	49,383,960	46,179,719
Total Liabilities and Stockholders' Equity	$ 596,904,135	$ 566,733,875

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Income

For the years ended 2012, 2011 and 2010

	2012	2011	2010
Interest and Dividend Income			
Interest and fees on loans held for investment	$ 25,247,444	$ 25,964,303	$ 25,955,716
Interest on loans held for sale	1,736,361	1,331,055	1,300,373
Interest on deposits and federal funds sold	30,363	58,385	46,715
Interest on debt securities	210,371	193,554	369,932
Dividends on equity securities	-	132,882	197,737
Total Interest and Dividend Income	27,224,539	27,680,179	27,870,473
Interest Expense			
Interest on demand deposits	1,194,567	1,598,793	1,939,352
Interest on savings deposits	182,479	191,428	190,838
Interest on time deposits over $100,000	908,389	1,163,079	1,120,415
Interest on all other time deposits	2,035,900	2,443,329	3,305,294
Total interest on deposits	4,321,335	5,396,629	6,555,899
Interest on short-term debt	51,380	40,288	28,485
Interest on long-term debt	1,921,356	2,281,734	2,421,159
Total Interest Expense	6,294,071	7,718,651	9,005,543
Net Interest Income	20,930,468	19,961,528	18,864,930
Provision for Loan losses (note 6)	4,200,000	4,000,000	4,300,000
Net Interest Income After Provision for Loan Losses	16,730,468	15,961,528	14,564,930
Noninterest Income			
Service charges on deposit accounts	1,168,221	1,102,909	1,193,081
Insurance and other commissions	868,965	548,548	548,828
Other operating income	1,254,490	1,173,371	1,260,900
Income on bank owned life insurance	481,681	353,367	336,727
Other than temporary impairment losses	-	-	(65,158)
Gain (loss) on the sale of securities (note 4)	-	1,024,539	413,970
Total Noninterest Income	3,773,357	4,202,734	3,688,348
Noninterest Expenses			
Salaries	5,823,204	5,537,557	5,126,414
Employee benefits (note 14)	1,972,835	1,790,665	1,615,222
Occupancy expense	553,655	543,220	551,334
Equipment expense	549,564	593,483	590,822
Amortization of intangibles (notes 2 and 23)	-	45,771	275,942
FDIC insurance assessment	706,673	771,696	1,207,333
Other real estate owned expenses	303,802	210,345	-
Other operating expenses	3,451,645	3,399,081	3,374,177
Total Noninterest Expenses	13,361,378	12,891,818	12,741,244
Income before Income Taxes	7,142,447	7,272,444	5,512,034
Income Tax Expense (note 13)	2,095,397	2,522,728	1,681,392
Consolidated Net Income	5,047,050	4,749,716	3,830,642
Net Income - Noncontrolling interest	(145,966)	(61,525)	(89,982)
Net Income-F & M Bank Corp.	$ 4,901,084	$ 4,688,191	$ 3,740,660
Per Share Data			
Net Income	1.96	1.91	1.63
Cash Dividends	.64	.60	.60
Average Common Shares Outstanding	2,496,300	2,449,864	2,299,294

The accompanying notes are an integral part of this statement.

F & M BANK CORP.

Consolidated Statements of Comprehensive Income

For the years ended 2012, 2011 and 2010

	Years Ended December 31,		
	2012	2011	2010
Net Income:			
Net income – F & M Bank Corp	$ 4,901,084	$ 4,688,191	$ 3,740,660
Net income attributable to noncontrolling interest	145,966	61,525	89,982
Total net income	5,047,050	4,749,716	3,830,642
Other comprehensive income (loss):			
Prior Year Prepaid Pension Adjustment	-	(52,093)	-
Pension plan adjustment	(557,609)	(1,677,486)	(38,002)
Tax effect	189,587	570,346	12,921
Pension plan adjustment, net of tax	(368,022)	(1,107,140)	(25,081)
Unrealized holding gains (losses)			
on available-for-sale securities	26,470	84,125	781,254
Other than temporary impairment losses	-	-	65,158
Reclassification adjustment for (gains) losses			
realized in income	-	(1,024,539)	(413,970)
Net unrealized gains (losses)	26,470	(940,414)	432,442
Tax effect	9,000	319,741	(147,030)
Unrealized holding gain (losses), net of tax	17,470	(620,673)	285,412
Total comprehensive income	$ 4,696,498	$ 2,969,810	$ 4,090,973

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2012, 2011 and 2010

	Common Stock	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2009	$ 11,475,265	$ 27,989,144	$ 122,709	$ (584,636)	$ 39,002,482
Net income		3,740,660	89,982		3,830,642
Other comprehensive income				260,331	260,331
Minority Interest Contributed Capital (Distributions)			(26,558)		(26,558)
Dividends on common stock		(1,033,632)			(1,033,632)
Stock issued (11,033 shares)	55,165	140,918	-	-	196,083
Balance December 31, 2010	11,530,430	30,837,090	186,133	(324,305)	42,229,348
Net income		4,688,191	61,525		4,749,716
Prepaid pension adjustment		(52,093)			(52,093)
Other comprehensive income (loss)				(1,727,813)	(1,727,813)
Minority Interest Contributed Capital (Distributions)			(31,493)		(31,493)
Dividends on common stock		(1,466,271)			(1,466,271)
Stock issued (186,630 shares)	933,150	1,545,175	-	-	2,478,325
Balance December 31, 2011	12,463,580	35,552,092	216,165	(2,052,118)	46,179,719
Net income		4,901,084	145,966		5,047,050
Prepaid pension adjustment		-			-
Other comprehensive income (loss)				(350,552)	(350.552)
Dividends on common stock		(1,597,673)			(1,597,673)
Stock issued (6,828 shares)	34,140	71,276	-	-	105,416
Balance December 31, 2012	$ 12,497,720	$ 38,926,779	$ 362,131	$ (2,402,670)	$ 49,383,960

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 4,901,084	$ 4,688,191	$ 3,740,660
Adjustments to reconcile net income to net cash			
provided by (used in) operating activities:			
(Gain) loss on the sale of securities	-	(1,024,539)	(413,970)
Other than temporary impairment losses	-	-	65,158
Depreciation	597,920	607,140	635,706
Amortization (Accretion) of securities	74,190	71,855	50,031
Net decrease (increase) in loans held for sale	(16,663,705)	(36,778,575)	7,403,526
Provision for loan losses	4,200,000	4,000,000	4,300,000
Benefit for deferred taxes	494,733	(1,392,538)	(350,392)
(Increase) decrease in interest receivable	113,014	185,365	36,386
(Increase) decrease in other assets	694,067	(765,002)	710,961
Increase (decrease) in accrued expenses	528,576	2,523,711	271,196
Amortization of limited partnership investments	550,989	465,870	407,537
(Gain) loss on sale of other real estate owned	200,865	128,040	(49,828)
Amortization of intangibles	-	45,771	275,942
Gain on sale of property and equipment	-	(89,409)	-
Income from life insurance investment	(481,681)	(295,899)	(290,167)
Net Cash Provided by (Used in) Operating Activities	(4,789,948)	(27,630,019)	16,792,746
Cash Flows from Investing Activities			
(Increase) decrease in interest bearing bank deposits	(95,585)	1,738,982	(2,862,007)
Purchase of securities held to maturity	-	-	(110,000)
Proceeds from maturities of securities held to maturity	-	-	110,062
Purchase of bank owned life insurance	(4,063,687)	-	-
Proceeds from maturities of securities available for sale	20,647,760	19,875,231	1,859,712
Proceeds from sales of securities available for sale	-	4,191,425	23,630,342
Purchases of securities available for sale	(17,946,019)	(22,395,643)	(23,149,597)
Net increase in loans held for investment	(19,373,468)	(12,720,338)	(15,912,135)
Net purchase of property and equipment	(565,898)	(202,320)	(348,696)
Proceeds from sale of other real estate owned	2,131,443	1,802,034	1,880,285
Net Cash Used in Investing Activities	(19,265,454)	(7,710,629)	(14,902,034)
Cash Flows from Financing Activities			
Net change in demand and savings deposits	19,689,196	21,442,181	22,728,095
Net change in time deposits	(1,840,280)	(10,546,315)	(18,320,649)
Net change in short-term debt	16,058,389	13,183,971	(3,729,917)
Dividends paid in cash	(1,597,673)	(1,466,271)	(1,364,449)
Proceeds from long-term debt	-	5,999,000	11,250,000
Proceeds for issuance of subordinated debt	-	247,000	7,229,000
Payments to repurchase common stock	-	-	-
Proceeds from issuance of common stock	105,416	2,478,325	196,083
Repayments of long-term debt	(9,392,857)	(7,927,321)	(22,595,238)
Net Cash Provided by (Used in) Financing Activities	23,022,191	23,410,570	(4,607,075)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,033,211)	(11,930,078)	(2,716,363)
Cash and Cash Equivalents, Beginning of Year	8,993,844	20,923,922	23,640,285
Cash and Cash Equivalents, End of Year	$ 7,960,633	$ 8,993,844	$ 20,923,922
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 6,245,244	$ 10,308,998	$ 10,394,986
Income taxes	1,700,000	1,600,000	720,000
Transfers from loans to other real estate owned	1,972,032	2,963,814	2,944,033
Transfers from other real estate owned to fixed assets	-	-	126,294
Noncash exchange of other real estate owned	-	484,532	-

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. (the "Company"), through its subsidiary Farmers & Merchants Bank (the "Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham, Shenandoah and Page Counties in Virginia, and the adjacent counties of Augusta, Virginia and Hardy, West Virginia. Services are provided at nine branch offices, a Dealer Finance Division and a loan production office. The Company offers insurance, mortgage lending and financial services through its subsidiaries, TEB Life Insurance, Inc., Farmers & Merchants Financial Services, Inc, and VBS Mortgage, LLC.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Farmers and Merchants Bank, TEB Life Insurance Company, Farmers & Merchants Financial Services, Inc. and VBS Mortgage, LLC, (net of minority interest). Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits at other financial institutions whose initial maturity is ninety days or less and Federal funds sold.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal income tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from some of the partnerships. Amortization of these investments is prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the projects. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans Held for Investment

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectability of the loan, in which case the accrual of income is discontinued.

Loans Held for Sale

Consists of fixed rate loans made through its subsidiary, VBS Mortgage and loans purchased from Gateway Savings Bank, Oakland, CA. Both the VBS and Gateway loans remain on our books for an average of two to three weeks prior to being sold to the ultimate secondary market investor.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectability of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Other Real Estate Owned (OREO)

As of December 31, 2012, the Bank had $2.88 million classified as OREO on the balance sheet, compared to $3.07 million as of December 31, 2011. The table in Note 9 reflects the OREO activity in 2012. The Company's policy is to carry OREO on its balance sheet at the lower of cost or market. Values are reviewed periodically and additional losses are recognized if warranted based on market conditions.

Nonaccrual Loans

Loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible would continue to be amortized over the estimated useful life. Core deposit intangibles were amortized on a straight-line basis over ten years which ended in 2011.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ASC 805, Business Combinations and ASC 350, Intangibles. ASC 805 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an impairment review on an annual basis and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

Goodwill totaled $2,669,517 at December 31, 2012 and 2011. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2012, 2011 or 2010.

Pension Plans

The Bank has a qualified noncontributory defined benefit pension plan which covers all full time employees hired prior to April 1, 2012. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly SFAS No. 158), which was issued in September of 2006 and amended SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2012, 2011, and 2010 were $251,258, $185,793, and $191,449, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

In 2006, the FASB issued ASC 740 (formerly Interpretation No. 48), "Income Taxes." ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities and changes in pension plan funding status, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

Earnings per Share

Earnings per share are based on the weighted average number of shares outstanding. The Company had no potentially dilutive instruments during the three-year period ended December 31, 2012.

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted ASC 815 "Derivative and Hedging Investments" (formerly SFAS No. 133). This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Under ASC 815, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedging item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair value of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedging items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Recent Accounting Pronouncements

Standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $25,000 for the years ended December 31, 2012 and 2011.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012				
U. S. Treasuries	$ 107,234	$ -	$ -	$ 107,234
December 31, 2011				
U. S. Treasuries	$ 108,305	$ -	$ -	$ 108,305

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012				
Government sponsored enterprises	$ 7,012,432	$ 18,780	$ 482	$ 7,030,730
Mortgage-backed obligations of federal agencies	1,609,086	38,185	-	1,647,271
Marketable equities	-	-	-	-
Corporate bonds	-	-	-	-
Total Securities Available for Sale	$ 8,621,518	$ 56,965	$ 482	$ 8,678,001
December 31, 2011				
Government sponsored enterprises	$ 11,034,209	$ 35,517	$ 5,506	$ 11,064,220
Mortgage-backed obligations of federal agencies	2,062,669	-	-	2,062,669
Marketable equities	-	-	-	-
Corporate bonds	-	-	-	-
Total Securities Available for Sale	$ 13,096,878	$ 35,517	$ 5,506	$ 13,126,889

The amortized cost and fair value of securities at December 31, 2012, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 107,234	$ 107,234	$ --	$ -
Due after one year through five years	-	-	7,012,432	7,030,730
Due after five years	-	-	1,609,086	1,647,271
Total	$ 107,234	$ 107,234	$ 8,621,518	$ 8,678,001

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

There were no sales of debt or equity securities during 2012. Following is a table reflecting gains and losses on debt and equity securities in 2011 and 2010:

	2011	2010
Gains	$ 1,110,960	$ 506,379
Losses	(86,421)	(92,409)
Net Gains	$ 1,024,539	$ 413,970

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $8,678,000 at December 31, 2012 and $13,127,000 at December 31, 2011.

Other investments consist of investments in sixteen low-income housing and historic equity partnerships (carrying basis of $5,530,000), stock in the Federal Home Loan Bank (carrying basis of $3,604,000), and various other investments (carrying basis of $888,000). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2012. At December 31, 2012, the Company was committed to invest an additional $3,809,483 in six low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. Bonds deteriorate in value due to credit quality of the individual issuer and changes in market conditions. These losses relate to market conditions and the timing of purchases.

A summary of these losses (in thousands) is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2012						
Government sponsored enterprises	$ 2,000	$ (.5)	$ -	$ -	$ 2,000	$ (.5)
Mortgage backed obligations	-	-	-	-	-	-
Marketable equities	-	-	-	-	-	-
Total	$ 2,000	$ (.5)	$ -	$ -	$ 2,000	$ (.5)
2011						
Government sponsored enterprises	$ 5,033	$ (6)	$ -	$ -	$ 5,033	$ (6)
Mortgage backed obligations	-	-	-	-	-	-
Marketable equities	-	-	-	-	-	-
Total	$ 5,033	$ (6)	$ -	$ -	$ 5,033	$ (6)

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

The Company did not recognize and other-than-temporary impairment losses in 2012 or 2011. There were $65,000 of other-than-temporary impairment losses in the carrying basis of its equity holdings in 2010. These write downs were a result of management's evaluation and determination that these assets met the definition of other than temporary impairment under ASC 320-10.

NOTE 5 LOANS:

Loans held for investment as of December 31:

	2012	2011
Construction/Land Development	$ 71,251,440	$ 72,223,660
Farmland	12,258,884	13,360,182
Real Estate	144,066,274	136,020,570
Multi-Family	9,356,823	13,157,188
Commercial Real Estate	123,819,228	119,144,708
Home Equity – closed end	10,983,902	10,303,317
Home Equity – open end	49,761,711	46,955,983
Commercial & Industrial – Non-Real Estate	25,109,925	24,495,366
Consumer	12,697,877	13,096,987
Credit cards	2,787,915	2,812,530
Dealer Finance	3,725,094	-
Total	$ 465,819,073	$ 451,570,491

The Company has pledged loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $147,392,000 and $168,493,000 as of December 31, 2012 and 2011, respectively. During 2005, the Company switched to a blanket lien on its entire residential real estate portfolio and also began pledging commercial and home equity loans.

NOTE 5 LOANS (CONTINUED):

The following is a summary of information pertaining to impaired loans (in thousands):

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:					
Construction/Land Development	$ 5,743	$ 5,743	-	$ 1,493	$ 279
Farmland	1,481	1,481	-	301	76
Real Estate	-	-	-	2,561	-
Multi-Family	-	-	-	-	-
Commercial Real Estate	541	541	-	168	23
Home Equity – closed end	-	-	-	153	-
Home Equity – open end	-	-	-	274	-
Commercial & Industrial – Non-Real Estate	-	-	-	56	-
Consumer	-	-	-	135	-
Credit cards	-	-	-	-	-
Dealer Finance	-	-	-	-	-
Impaired loans with a valuation allowance					
Construction/Land Development	10,466	10,466	1,363	7,875	217
Farmland	-	-	-	-	-
Real Estate	901	901	146	1,089	38
Multi-Family	-	-	-	-	-
Commercial Real Estate	1,585	1,585	253	1,092	4
Home Equity – closed end	415	415	29	319	9
Home Equity – open end	250	250	78	193	19
Commercial & Industrial – Non-Real Estate	707	707	277	1,005	-
Consumer	2	2	-	13	-
Credit cards	-	-	-	-	-
Dealer Finance	-	-	-	-	-
Total impaired loans	$ 22,091	$ 22,091	$ 2,146	$ 16,727	$ 665

NOTE 5 LOANS (CONTINUED):

The following is a summary of information pertaining to impaired loans (in thousands):

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:					
Real Estate	$ 3,174	$ 3,174	-	$ 4,493	$ 190
Commercial	45	45	-	1,064	3
Home Equity	709	709	-	757	30
Other	72	72	-	165	5
Impaired loans with a valuation allowance					
Real Estate	5,678	5,678	697	6,107	238
Commercial	568	568	268	948	2
Home Equity	313	313	29	316	21
Other	56	56	8	11	2
Total impaired loans	$ 10,615	$ 10,615	$ 1,002	$ 13,861	$ 491

The Recorded Investment is defined as the principal balance, net of deferred fees, less principal payments and charge-offs.

Loans held for sale consists of loans originated by VBS Mortgage and the Bank's commitment to purchase residential mortgage loan participations from Gateway Bank. The loans purchased from Gateway are originated by a network of mortgage loan originators throughout the United States. A take out commitment is in place at the time the loans are purchased. Typically loans for both VBS Mortgage and Gateway Bank are held on our books for approximately two weeks until purchased by the ultimate holder in the secondary market. Loans are purchased and resold for the outstanding principal balance plus accrued interest. There is no valuation risk assumed by the Bank in these transactions and, for this reason, there is no difference between the cost and FMV of these loans. Interest income on the loans is recorded as it is earned on the accrual basis at the stated contractual interest rate.

The volume of loans purchased fluctuates due to a number of factors including changes in secondary market rates, which affects demand for mortgage loans; the number of participating banks involved in the program; the number of mortgage loan originators selling loans to the lead bank and the funding capabilities of the lead bank.

Loans held for sale as of December 31:

	2012	2011
Real Estate	$ 77,206,517	$ 60,542,812

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule (new format for 2012):

December 31, 2012 (in thousands)	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Allowance for loan losses:							
Construction/Land Development	$ 2,071	$ 1,481	$ 192	$ 1,989	$ 2,771	$ 1,363	$ 1,408
Farmland	145	-	3	(150)	(2)	-	(2)
Real Estate	625	482	-	781	924	146	778
Multi-Family	92	-	-	(129)	(37)	-	(37)
Commercial Real Estate	2,285	424	48	(796)	1,113	164	949
Home Equity – closed end	91	69	-	338	360	117	243
Home Equity – open end	867	-	-	(208)	659	79	580
Commercial & Industrial – Non-Real Estate	457	776	62	2,370	2,113	277	1,836
Consumer	128	44	27	(60)	51	-	51
Dealer Finance	-	-	-	72	72	-	72
Credit Cards	176	71	32	(7)	130	-	130
Unallocated	-	-	-	-	-	-	-
Total	$ 6,937	$ 3,347	$ 364	$ 4,200	$ 8,154	$ 2,146	$ 6,008

A summary of changes in the allowance for loan losses is shown in the following schedule, December 31, 2011:

December 31, 2011 (in thousands)	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Allowance for loan losses:							
Commercial	$ 1,724	$ 804	$ 88	$ 559	$ 1,567	$ 268	$ 1,299
Real Estate	1,814	1,737	8	1,599	1,684	697	987
Home Equity	407	306	30	325	456	29	427
Credit Cards	59	106	25	101	79	-	79
Consumer	111	90	43	7	71	8	63
Unallocated	1,671	-	-	1 409	3,080	-	3,080
Total	$ 5,786	$ 3,043	$ 194	$ 4,000	$ 6,937	$ 1 002	$ 5,935

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

Recorded Investment in Loan Receivables (in thousands):

December 31, 2012	Loan Receivable	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Construction/Land Development	$ 71,251	$ 16,206	$ 60,787
Farmland	12,259	1,481	12,259
Real Estate	144,066	901	143,165
Multi-Family	9,357	-	9,357
Commercial Real Estate	123,819	2,128	122,233
Home Equity – closed end	10,984	415	10,569
Home Equity –open end	49,762	250	49,512
Commercial & Industrial – Non-Real Estate	25,110	708	24,402
Consumer	12,698	2	12,696
Dealer Finance	3,725		3,725
Credit Cards	2,788	-	2,788
	$ 465,819	$ 22,091	$ 451,493
Total			
December 31, 2011			
Commercial	$ 170,157	$ 16,009	$ 154,148
Real Estate	208,244	32,335	175,909
Home Equity	57,259	1,785	55,474
Credit Cards	2,813	-	2,813
Consumer	13,097	109	12,988
Total	$ 451,570	$ 50,238	$ 401,332

Aging of Past Due Loans Receivable (in thousands)

	30-59 Days Past due	60-89 Days Past Due	Greater than 90 Days (excluding non-accrual)	Non-Accrual Loans	Total Past Due	Current	Total Loan Receivable
December 31, 2012							
Construction/Land Development	$ 1,173	$ 598	$ -	$ 7,974	$ 9,745	$ 61,506	$ 71,251
Farmland	1,524	-	-	-	1,524	10,735	12,259
Real Estate	5,032	1,743	-	1,637	8,412	135,654	144,066
Multi-Family	-	-	-	-	-	9,357	9,357
Commercial Real Estate	3,238	124	-	1,823	5,185	118,634	123,819
Home Equity – closed end	199	163	-	196	558	10,426	10,984
Home Equity – open end	370	130	-	544	1,044	48,718	49,762
Commercial & Industrial – Non- Real Estate	635	5	-	1,091	1,731	23,379	25,110
Consumer	62	66	-	121	249	12,449	12,698
Dealer Finance	-	-	-	-	-	3,725	3,725
Credit Cards	10	13	-	-	23	2,765	2,788
Total	$ 12,243	$ 2,842	$ -	$13,386	$ 28,471	$ 437,348	$ 465,819
December 31, 2011							
Commercial	$ 227	$ 1,408	$ -	$ 5,888	$ 7,523	$162,634	$ 170,157
Real Estate	5,146	5,055	646	7,671	18,518	189,726	208,244
Home Equity	503	98	260	266	1,127	56,132	57,259
Credit Cards	22	5	-	-	27	2,786	2,813
Consumer	77	85	6	39	207	12,890	13,097
Total	$ 5,975	$ 6,651	$ 912	$13,864	$27,402	$ 424,168	$ 451,570

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

CREDIT QUALITY INDICATORS (in thousands)
AS OF DECEMBER 31, 2012
Corporate Credit Exposure
Credit Risk Profile by Creditworthiness Category

	Grade 1 Minimal Risk	Grade 2 Modest Risk	Grade 3 Average Risk	Grade 4 Acceptable Risk	Grade 5 Marginally Acceptable	Grade 6 Watch	Grade 7 Substandard	Grade 8 Doubtful	Total
Construction/Land Development	$ -	$ 831	$ 4,400	$ 16,616	$ 15,783	$ 9,013	$ 24,608	$ -	$ 71,251
Farmland	70	-	1,544	4,327	4,214	524	1,580	-	12,259
Real Estate	-	448	36,342	69,343	22,413	6,472	8,721	-	143,739
Multi-Family	-	632	2,185	1,815	4,725	-	-	-	9,357
Commercial Real Estate	-	2,033	18,663	56,951	28,650	4,910	12,939	-	124,146
Home Equity – closed end	-	-	2,280	6,198	1,268	530	708	-	10,984
Home Equity – open end	-	1,460	15,294	26,595	4,735	694	869	115	49,762
Commercial & Industrial (Non-Real Estate)	-	87	3,505	15,448	3,621	531	1,918	-	25,110
Total	$ 70	$ 5,491	$84,213	$ 197,293	$ 85,409	$22,674	$ 51,343	$ 115	$ 446,608

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity

	Credit Cards	Consumer
Performing	$ 2,788	$ 16,404
Non performing	-	19
Total	$ 2,788	$ 16,423

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

	CREDIT QUALITY INDICATORS (in thousands) AS OF DECEMBER 31, 2011		
Corporate Credit Exposure			
Credit Risk Profile by Creditworthiness Category			
	Real Estate	Commercial	Home Equity
Grade 1 - Minimal Risk	$ 120	$ 150	$ -
Grade 2 - Modest Risk	1,211	3,269	404
Grade 3 - Average Risk	23,199	16,417	8,052
Grade 4 - Acceptable Risk	87,425	86,874	39,170
Grade 5 - Marginally Acceptable	46,945	41,144	6,152
Grade 6 – Watch	12,975	5,994	1,192
Grade 7 - Substandard	36,331	16,309	2,289
Grade 8 - Doubtful	38	-	-
Total	$ 208,244	$ 170,157	$ 57,259
Consumer Credit Exposure			
Credit Risk Profile Based on Payment Activity			
		Credit Cards	Consumer
Performing		$ 2,813	$ 13,091
Non performing		-	6
Total		$ 2,813	$ 13,097

Description of loan grades:

Grade 1 – Minimal Risk: Excellent credit, superior asset quality, excellent debt capacity and coverage, and recognized management capabilities.

Grade 2 – Modest Risk: Borrower consistently generates sufficient cash flow to fund debt service, excellent credit, above average asset quality and liquidity.

Grade 3 – Average Risk: Borrower generates sufficient cash flow to fund debt service. Employment (or business) is stable with good future trends. Credit is very good.

Grade 4 – Acceptable Risk: Borrower's cash flow is adequate to cover debt service; however, unusual expenses or capital expenses must by covered through additional long term debt. Employment (or business) stability is reasonable, but future trends may exhibit slight weakness. Credit history is good. No unpaid judgments or collection items appearing on credit report.

Grade 5 – Marginally acceptable: Credit to borrowers who may exhibit declining earnings, may have leverage that is materially above industry averages, liquidity may be marginally acceptable. Employment or business stability may be weak or deteriorating. May be currently performing as agreed, but would be adversely affected by developing factors such as layoffs, illness, reduced hours or declining business prospects. Credit history shows weaknesses, past dues, paid or disputed collections and judgments, but does not include borrowers that are currently past due on obligations or with unpaid, undisputed judgments.

Grade 6 – Watch: Loans are currently protected, but are weak due to negative balance sheet or income statement trends. There may be a lack of effective control over collateral or the existence of documentation deficiencies. These loans have potential weaknesses that deserve management's close attention. Other reasons supporting this classification include adverse economic or market conditions, pending litigation or any other material weakness. Existing loans that become 60 or more days past due are placed in this category pending a return to current status.

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

Grade 7 – Substandard: Loans' having well-defined weaknesses where a payment default and or loss is possible, but not yet probable. Cash flow is inadequate to service the debt under the current payment, or terms, with prospects that the condition is permanent. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower and there is the likelihood that collateral will have to be liquidated and/or guarantor(s) called upon to repay the debt. Generally, the loan is considered collectible as to both principal and interest, primarily because of collateral coverage, however, if the deficiencies are not corrected quickly; there is a probability of loss.

Grade 8 – Doubtful: The loan has all the characteristics of a substandard credit, but available information indicates it is unlikely the loan will be repaid in its entirety. Cash flow is insufficient to service the debt. It may be difficult to project the exact amount of loss, but the probability of some loss is great. Loans are to be placed on non-accrual status when any portion is classified doubtful.

NOTE 7 TROUBLED DEBT RESTRUCTURING

As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Company identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At the end of the first interim period of adoption (September 30, 2011), the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $7,020,000, which had no affect on the allowance for loan losses.

In the determination of the allowance for loan losses, management considers troubled debt restructurings and subsequent defaults in these restructurings by adjusting the loan grades of such loans, which figure into the environmental factors associated with the allowance. Defaults resulting in charge-offs affect the historical loss experience ratios which are a component of the allowance calculation. Additionally, specific reserves may be established on restructured loans evaluated individually.

	December 31, 2012		
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings			
Construction/Land Development	1	$ 4,628	$ 4,628
Farmland		-	-
Real Estate	1	147	147
Multi-Family		-	-
Commercial Real Estate		-	-
Home Equity – closed end		-	-
Home Equity – open end		-	-
Commercial & Industrial – Non- Real Estate		-	-
Consumer		-	-
Dealer Finance		-	-
Credit Cards		-	-
		$ 4,775	$ 4,775

During the twelve months ended December 31, 2012, the Bank modified 2 loans that were considered to be troubled debt restructurings. These modifications include rate adjustments, revisions to amortization schedules, suspension of principal payments for a temporary period, re-advancing funds to be applied as payments to bring the loan(s) current, or any combination thereof.

NOTE 7 TROUBLED DEBT RESTRUCTURING (CONTINUED):

	December 31, 2012		
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings that subsequently defaulted during the period:			
Construction/Land Development		$ -	$ -
Farmland		-	-
Real Estate	1	147	147
Multi-Family		-	-
Commercial Real Estate		-	-
Home Equity – closed end		-	-
Home Equity – open end		-	-
Commercial & Industrial – Non- Real Estate		-	-
Consumer		-	-
Dealer Finance		-	-
Credit Cards		-	-
Consumer		-	-
		$ 147	$ 147

During the twelve months ended December 31, 2012, one loans that had previously been restructured, was in default. A restructured loan is considered in default when it becomes 90 days past due.

	December 31, 2011		
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings			
Commercial	4	$ 1,601	$ 1,601
Real Estate	5	5,375	5,375
Home Equity	2	451	451
Credit Cards			
Consumer			
Total		$ 7,427	$ 7,427

During the twelve months ended December 31, 2011, the Bank modified 11 loans that were considered to be troubled debt restructurings. These modifications included rate adjustments, revisions to amortization schedules, suspension of principal payments for a temporary period, re-advancing funds to be applied as payments to bring the loan(s) current, or any combination thereof

NOTE 7 TROUBLED DEBT RESTRUCTURING (CONTINUED):

	December 31, 2011		
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings that subsequently defaulted during the period:			
Commercial	1	$ 309	$ 309
Real Estate	2	1,306	1,306
Home Equity		-	-
Credit Cards		-	-
Consumer		-	-
		$ 1,615	$ 1,615

During the twelve months ended December 31, 2011, three loans that had previously been restructured, were in default, none of which went into default in the year. A restructured loan is considered in default when it becomes 90 days past due.

NOTE 8 BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31 are summarized as follows:

	2012	2011
Land	$ 1,418,003	$ 1,375,770
Buildings and improvements	6,717,360	6,524,715
Furniture and equipment	5,649,560	5,330,248
	13,784,923	13,230,733
Less - accumulated depreciation	(7,339,862)	(6,753,650)
Net	$ 6,445,061	$ 6,477,083

Provisions for depreciation of $597,920 in 2012, $607,140 in 2011, and $635,706 in 2010 were charged to operations.

NOTE 9 OTHER REAL ESTATE OWNED

The tables below reflect OREO activity for 2012 and 2011:

Other Real Estate Owned (dollars in thousands)	
Balance as of January 1, 2012	$ 3,074,199
Property acquired at foreclosure	1,972,032
Capital improvements on foreclosed property	170,024
Transfers to fixed assets	-
Noncash exchange	-
Sales of foreclosed properties	(2,112,362)
Valuation adjustments	(219,946)
Balance as of December 31, 2012	$ 2,883,947

NOTE 9 OTHER REAL ESTATE OWNED (CONTINUED):

Other Real Estate Owned (dollars in thousands)	
Balance as of January 1, 2011	$ 1,513,199
Property acquired at foreclosure	2,963,814
Capital improvements on foreclosed property	42,728
Transfers to fixed assets	-
Noncash exchange	484,532
Sales of foreclosed properties	(1,802,034)
Valuation adjustments	(128,040)
Balance as of December 31, 2011	$ 3,074,199

NOTE 10 DEPOSITS:

The composition of deposits at December 31, 2012 and 2011 was as follows:

	December 31,	
	2012	2011
	(in thousands)	
Noninterest bearing demand deposits	$ 84,749,470	$ 70,789,406
Savings and interest bearing demand deposits:		
Interest checking accounts	119,925,800	121,859,206
Savings accounts	47,602,255	39,939,717
Time Deposits:		
Balances of less than $100,000	132,932,701	136,820,103
Balances of $100,000 and more	68,585,313	66,538,191
Total Deposits	$ 453,795,539	$ 435,946,623

At December 31, 2012, the scheduled maturities of time deposits are as follows:

2013	$ 111,927,857
2014	49,271,901
2015	16,916,580
2016	10,810,127
2017 and after	12,591,549
Total	$ 201,518,014

NOTE 11 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at any Month End	Outstanding at Year End	Average Balance Outstanding	Weighted Average Interest Rate	Year End Interest Rate
2012					
Short term note	-	-	-	-	-
Federal funds purchased	9,283,000	9,283,000	776,617	.51%	.90%
FHLB short term	32,500,000	22,500,000	8,088,798	.46%	.37%
Securities sold under agreements to repurchase	4,773,045	2,814,352	3,949,934	.35%	.38%
Totals		$ 34,597,352	$ 12,815,349	.41%	.41%
2011					
Short term note	-	-	-	-	-
Federal funds purchased	7,825,000	-	1,254,400	.93%	-
FHLB daily rate credit	15,000,000	15,000,000	3,191,781	.36%	.36%
Securities sold under agreements to repurchase	5,691,856	3,538,963	4,398,638	.39%	.39%
Totals		$ 18,538,963	$ 8,844,819	.45%	.38%
2010					
Short term note					
Federal funds purchased	4,095,000	-	470,493	.55%	-
FHLB daily rate credit	-	-	-	-	-
Securities sold under agreements to repurchase	7,094,873	5,354,992	5,501,560	.48%	.48%
Totals		$ 5,354,992	$ 5,972,053	.52%	.48%

Repurchase agreements are secured transactions with customers and generally mature the day following the date sold. Federal funds purchased are unsecured overnight borrowings from other financial institutions. FHLB daily rate credit, which is secured by the loan portfolio, is a variable rate loan that acts as a line of credit to meet financing needs.

As of December 31, 2012, the Company had unsecured lines of credit with correspondent banks totaling $15,000,000, which may be used in the management of short-term liquidity.

NOTE 12 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were $0 in 2012, $5,000,000 in 2011, and $11,250,000 in 2010. The interest rates on the notes payable are fixed at the time of the advance and range from .34% to 4.82%; the weighted average interest rate was 2.39% and 2.78% at December 31, 2012 and 2011, respectively. The balance of these obligations at December 31, 2012 was $37,714,000. The long-term debt is secured by qualifying mortgage loans owned by the Company.

In August 2009, the Company began to issue Subordinated debt agreements with local investors bearing terms of 7 to 10 years. Interest rates are fixed on the notes for the full term but vary by maturity. Rates range from 7.0% on the 7 year note to 8.05% on the ten year note. As of December 31, 2012 and 2011 the balance outstanding was $10,191,000. Due to their terms (greater than five years) and priority (subordinate to deposits and other borrowings) this debt is counted with capital for purposes of calculating the Total Risk Based Capital Ratio.

The maturities of long-term debt, including Federal Home Loan Bank of Atlanta borrowings and Subordinated debt agreements, as of December 31, 2012 are as follows:

2013	$ 26,214,286
2014	11,500,000
2015	-
2016	956,000
Thereafter	9,235,000
Total	$ 47,905,286

NOTE 13 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2012	2011	2010
Current expense			
Federal	$ 2,590,130	$ 1,130,190	$ 2,031,784
Deferred (benefit) expense			
Federal	(412,621)	1,348,005	(415,964)
State	(82,112)	44,533	65,572
Total Deferred (benefit) expense	(494,733)	1,392,538	(350,392)
Total Income Tax Expense	$ 2,095,397	$ 2,522,728	$ 1,681,392
Amounts in above arising from gains (losses) on security transactions	$ 0	$ 207,342	$ 56,094

The deferred tax effects of temporary differences are as follows:	2012	2011	2010
LIH Partnership Losses	(44,640)	(43,906)	(15,658)
Securities impairment	-	961,648	50,239
Deferred Tax Asset Valuation Allowance	-	385,496	-
Local & Historic State Credits Recognized	(82,112)	44,533	65,572
Provision for loan losses	(224,835)	(135,662)	(529,905)
Non-qualified deferred compensation	(35,161)	(50,456)	(32,669)
Depreciation	(42,919)	51,534	(53,330)
Core deposit intangible amortization	-	-	(33,113)
Pension expense	97,067	231,699	243,639
Goodwill tax amortization	61,424	61,424	61,424
Secondary accrual on nonaccrual loans	(223,557)	(114,231)	(106,695)
Other	-	459	104
Deferred Income Tax Expense (Benefit)	$ (494,733)	$ 1,392,538	$ (350,392)

The components of the deferred taxes as of December 31 are as follows:

Deferred Tax Assets:	2012	2011
Allowance for loan losses	$ 1,884,519	$ 1,659,684
Split Dollar Life Insurance	5,339	5,339
Nonqualified deferred compensation	463,769	428,608
Secondary accrual on nonaccrual loans	444,482	220,925
Securities impairment	518,190	517,548
Core deposit amortization	298,019	298,019
State historic tax credits	28,004	10,080
Securities available for sale	-	-
Pension plan	1,256,944	1,067,357
Other	-	-
Total Assets	$ 4,899,266	$ 4,207,560

Deferred Tax Liabilities:	2012	2011
Unearned low income housing credits	$ 668,734	$ 684,461
Depreciation	277,395	320,315
Pension	1,339,179	1,242,112
Goodwill tax amortization	726,851	665,427
Securities available for sale	19,204	10,204
Other	(15,992)	28,005
Total Liabilities	3,015,371	2,950,524
Deferred Tax Asset (Liability)	$ 1,883,895	$ 1,257,036

NOTE 13 INCOME TAX EXPENSE (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2012	2011	2010
Tax expense at federal statutory rates	$ 2,378,804	$ 2,451,712	$ 1,843,498
Increases (decreases) in taxes resulting from:			
State income taxes, net	6,132	4,714	3,372
Partially exempt income	(49,828)	(79,063)	(74,495)
Tax-exempt income	(188,932)	(151,906)	(154,571)
Prior year LIH credits	97,857	62,289	121,569
Deferred Tax Asset Valuation Allowance	-	385,496	-
Other	(148,636)	(150,514)	(57,981)
Total Income Tax Expense	$ 2,095,397	$ 2,522,728	$ 1,681,392

NOTE 14 EMPLOYEE BENEFITS:

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly "SFAS 158"), which was issued in September of 2006 and amended SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets for 2012, 2011 and 2010:

	2012	2011	2010
Change in Benefit Obligation			
Benefit obligation, beginning	$ 7,296,932	$ 5,858,283	$ 5,311,851
Service cost	518,634	445,422	387,915
Interest cost	327,924	321,515	317,001
Actuarial gain (loss)	1,066,019	1,179,018	326,634
Benefits paid	(277,569)	(507,306)	(485,118)
Benefit obligation, ending	$ 8,931,940	$ 7,296,932	$ 5,858,283
Change in Plan Assets			
Fair value of plan assets, beginning	$ 6,760,513	$ 6,317,920	$ 5,092,910
Actual return on plan assets	890,493	(50,101)	710,128
Employer contribution	750,000	1,000,000	1,000,000
Benefits paid	(277,569)	(507,306)	(485,118)
Fair value of plan assets, ending	8,123,437	6,760,513	6,317,920
Funded status at the end of the year	$ (808,503)	$ (536,419)	$ 459,637

The fair value of plan assets is measured based on the fair value hierarchy as discussed in Note 21, "Fair Value Measurements" to the Consolidated Financial Statements. The valuations are based on third party data received as of the balance sheet date. All plan assets are considered Level 1 assets, as quoted prices exist in active markets for identical assets.

F & M Bank Corp. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

	2012	2011	2010
Amount recognized in the Balance Sheet			
Accrued prepaid benefit cost	$ 2,888,390	$ 2,602,865	$ 1,921,434
Unfunded pension benefit obligation under ASC 325-960	(3,696,893)	(3,139,284)	(1,461,797)
Amount recognized in accumulated other comprehensive income			
Net Gain/(Loss)	$ (3,814,965)	$ (3,272,592)	$ (1,602,882)
Prior service cost	118,072	133,308	141,085
Net obligation at transition	-	-	-
Amount recognized	(3,696,893)	(3,139,284)	(1,461,797)
Deferred Taxes	1,256,944	1,067,357	497,012
Amount recognized in accumulated comprehensive income	$ (2,439,949)	$ (2,071,927)	$ (964,785)
(Accrued) Prepaid benefit detail			
Benefit obligation	$ (8,931,940)	$ (7,296,932)	$ (5,858,283)
Fair value of assets	8,123,437	6,760,513	6,317,920
Unrecognized net actuarial loss	3,814,965	3,272,592	1,602,882
Unrecognized transition obligation			
Unrecognized prior service cost	(118,072)	(133,308)	(141,085)
Prepaid (accrued) benefits	$ 2,888,390	$ 2,602,865	$ 1,921,434
Components of net periodic benefit cost			
Service cost	$ 518,634	$ 445,422	$ 387,915
Interest cost	327,924	321,515	317,001
Expected return on plan assets	(540,069)	(504,436)	(481,706)
Amortization of prior service cost	(15,236)	(7,777)	(5,300)
Amortization of transition obligation			
Recognized net actuarial (gain) loss	173,222	63,845	65,510
Net periodic benefit cost	$ 464,475	$ 318,569	$ 283,420
Additional disclosure information			
Accumulated benefit obligation	$ 6,214,325	$ 5,182,301	$ 4,025,608
Vested benefit obligation	$ 6,087,194	$ 4,924,537	$ 3,809,484
Discount rate used for net pension cost	4.50%	5.50%	6.00%
Discount rate used for disclosure	4.00%	4.50%	5.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%	4.00%
Average remaining service (years)	14	15	15

Funding Policy

It is the Bank's policy to contribute at least the annual pension cost each year as determined by the plan administrator. In some years the Bank will contribute additional amounts up to the maximum tax deductible amount depending on a variety of factors including liquidity and expected return on plan assets. Based on current information, the 2013 contribution will be $750,000 and pension cost for 2013 will be approximately $502,000.

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and the plan actuary, and with concurrence from their auditor. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The following table provides the pension plan's asset allocation as of December 31:

	2012	2011
Mutual funds - equity	62%	61%
Mutual funds –fixed income	38%	39%
Cash and equivalents	0%	0%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equity. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Estimated Future Benefit Payments

2013	$ 351,624
2014	802,207
2015	190,781
2016	92,784
2017	172,711
2018-2022	3,624,234
	$ 5,234,341

Employee Stock Ownership Plan (ESOP)

The Company sponsors an ESOP which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $270,000 in 2012, $360,000 in 2011, and $270,000 in 2010 to the Plan and charged this expense to operations. The shares held by the ESOP totaled 166,585 and 165,085 at December 31, 2012 and 2011, respectively.

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

401K Plan

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 20 percent of their salary on a pretax basis, subject to certain IRS limits. Under the Safe Harbor rules employees are automatically enrolled at 3% (in the third year this increases by 1% per year up to 6%) of their salary unless elected otherwise. The Company matches a hundred percent of the first 1% contributed by the employee and fifty percent from 2% to 6% of employee contributions. Vesting in the contributions made by the bank is 100% after two years of service. Contributions under the plan amounted to $165,724, $153,252 and $145,882 in 2012, 2011 and 2010, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for several of its key employees and directors. The Company may make annual contributions to the plan, and the employee or director has the option to defer a portion of their salary or bonus based on qualifying annual elections. Contributions to the plan totaled $85,000 in 2012, $60,000 in 2011 and $60,000 in 2010.

NOTE 15 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $878,223 and $709,460 at December 31, 2012 and 2011, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Loan concentration areas greater than 25% of capital include land development. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 90% of the loan portfolio is secured by real estate.

NOTE 16 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2012	2011
Commitments to loan money	$ 100,721,250	$ 90,977,922
Standby letters of credit	1,216,216	1,718,437

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 16 COMMITMENTS (CONTINUED):

The Bank leases three of its branch offices and both of its loan production offices on long term lease arrangements which had initial terms of either three, five or ten years. Lease expense was $95,558, $85,430 and $77,760 for 2012, 2011 and 2010, respectively. As of December 31, 2012, the required lease payments for the next five years are as follows:

2013	$ 118,892
2014	97,772
2015	77,604
2016	32,940
2017	13,620
Thereafter	-

NOTE 17 ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Derivative Financial Instruments

The Company has stand alone derivative financial instruments in the form of forward option contracts. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet as derivative assets and derivative liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

The Company issues to customers certificates of deposit with an interest rate that is derived from the rate of return on the stock of the companies that comprise The Dow Jones Industrial Average. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts. These contracts provide the Company with a rate of return commensurate with the return of The Dow Jones Industrial Average from the time of the contract until maturity of the related certificate of deposit. These contracts are accounted for as fair value hedges. Because the certificates of deposit can be redeemed by the customer at anytime and the related forward options contracts cannot be cancelled by the Company, the hedge is not considered effective.

At December 31, the information pertaining to the forward option contracts, included in other assets and other liabilities on the balance sheet, is as follows:

	2012	2011
Notional amount	$ 91,223	$ 107,538
Fair market value of contracts	15,134	12,583

NOTE 18 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2012	2011
Total loans, beginning of year	$ 8,195,678	$ 7,595,869
New loans	5,382,676	3,678,433
Relationship Change	-	-
Repayments	(6,278,648)	(3,078,624)
Total loans, end of year	$ 7,299,706	$ 8,195,678

NOTE 19 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2013, approximately $8,026,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $1,100,000 in 2012, $930,000 in 2011 and $920,000 in 2010.

NOTE 20 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

ASC 825 "Financial Instruments" (formerly SFAS 107) defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value. The following presents the carrying amount, fair value and placement in the fair value hierarchy of the Company's financial instruments as of September 30, 2012 and December 31, 2011. This table excludes financial instruments for which the carrying amount approximates the fair value, which would be Level 1; inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. All financial instruments below are considered Level 2; inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

	2012		2011	
	Estimated Fair Value	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**
Financial Assets (in thousands)				
Loans	488,164	465,819	484,500	451,570
Financial Liabilities				
Time deposits	203,539	201,518	205,325	203,358
Long-term debt	39,551	37,714	49,765	47,107

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments entered into during the month of December of each year.

NOTE 21 FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC 820), "Fair Value Measurement Disclosures" (formerly "FAS No. 157"), defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following sections provide a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Loans Held for Sale: Loans held for sale are short-term loans purchased at par for resale to investors at the par value of the loan. These loans are generally repurchased within 15 days. Because of the short-term nature and fixed repurchased price, the book value of these loans approximates fair value.

Impaired Loans: SFAS No. 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Other Real Estate Owned: Certain assets such as other real estate owned (OREO) are initially measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of SFAS No. 157.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis (in thousands)

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

December 31, 2012	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$ 7,031	$ -	$ 7,031	
Mortgage-backed obligations of federal agencies	1,647	-	1,647	
Investment securities available for sale	8,678	-	8,678	
Total assets at fair value	$ 8,678	$ -	$ 8,678	
Total liabilities at fair value	$ -	$ -	$ -	
Derivative financial instruments at fair value	$ 15	$ -	$ 15	

NOTE 21 FAIR VALUE MEASUREMENTS (CONTINUED):

December 31, 2011	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$ 11,064	$ -	$ 11,064	
Mortgage-backed obligations of federal agencies	2,063	-	2,063	
Investment securities available for sale	13,127	-	13,127	
Total assets at fair value	$ 13,127	$ -	$ 13,127	
Total liabilities at fair value	$ -	$ -	$ -	
Derivative financial instruments at fair value	$ 13	$ -	$ 13	

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis (in thousands)

The table below presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis.

December 31, 2012	Total	Level 1	Level 2	Level 3
Loans Held for Sale	$ 77,207	$ -	$ 77,207	$ -
Other Real Estate Owned	2,884	-	-	2,884
		-	-	
Construction/Land Development	9,100	-	-	9,100
Farmland	-	-	-	-
Real Estate	756	-	-	756
Multi-Family	-	-	-	-
Commercial Real Estate	1,422	-	-	1,422
Home Equity – closed end	298	-	-	298
Home Equity – open end	171	-	-	171
Commercial & Industrial – Non-Real Estate	431	-	-	431
Consumer	2	-	-	2
Credit cards	-	-	-	-
Dealer Finance	-	-	-	-
Impaired loans	12,180	-	-	12,180
Total assets at fair value	$ 92,271	-	$ 77,207	15,064
Total liabilities at fair value	$ -	$ -	$ -	$ -

NOTE 21 FAIR VALUE MEASUREMENTS, CONTINUED

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis (in thousands)

The table below presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis.

December 31, 2011	Total	Level 1	Level 2	Level 3
Loans Held for Sale	$ 60,543	-	$ 60,543	-
Other Real Estate Owned	3,074	-	-	3,074
Real Estate	4,981	-	-	4,981
Commercial	300	-	-	300
Consumer	48	-	-	48
Home Equity	284	-	-	284
Impaired loans	5,613	-	-	5,613
Total assets at fair value	$ 69,230	-	$ 60,543	5,613
Total liabilities at fair value	$ -	$ -	$ -	$ -

There were no significant transfers between levels 1 and 2. Level 3 assets consist of Other Real Estate Owned and Impaired loans. These assets have been valued based on Managements' estimate. These estimates were derived from a review of appraisal, tax assessments and discussions with appraisers and realtors.

NOTE 22 REGULATORY MATTERS

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2012, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Federal Reserve Bank Report of Examination (which was as of April 19, 2011), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 22 REGULATORY MATTERS (CONTINUED):

The Company's actual consolidated capital ratios are presented in the following table (dollars in thousands):

	Analysis of Capital			Regulatory Requirements	
	At December 31,			Adequately	Well
	2012	2011	2010	Capitalized	Capitalized
Tier1 capital:					
Common stock	$ 12,498	$ 12,464	$ 11,530		
Retained earnings	38,927	35,553	30,837		
Intangible assets	(2,670)	(2,670)	(2,716)		
Accumulated other comprehensive income	-	-	502		
Total Tier 1 Capital	$ 48,755	$ 45,347	$ 40,153		
Tier 2 capital:					
Qualifying subordinated debt	$ 9,284	$ 10,000	$ 9,944		
Allowance for loan losses	5,716	5,401	5,146		
Unrealized gains on AFS equity securities	-	-	302		
Total risked based capital	$ 63,755	$ 60,748	$ 55,545		
Risk-weighted assets	$ 456,066	$ 431,095	$ 411,065		
Capital ratios:					
Total risk-based ratio	13.98%	14.09%	13.51%	8.00%	10.00%
Tier 1 risk-based ratio	10.69%	10.52%	9.77%	4.00%	6.00%
Total assets leverage ratio	8.29%	8.03%	7.37%	3.00%	5.00%

NOTE 22 REGULATORY MATTERS CONTINUED:

The actual capital ratios for the subsidiary bank are presented in the following table (dollars in thousands):

	Analysis of Capital			Regulatory Requirements	
	At December 31,			Adequately	Well
	2012	2011	2010	Capitalized	Capitalized
Tier1 capital:					
Common stock	$ 500	$ 500	$ 500		
Capital surplus	18,971	18,971	18,971		
Retained earnings	32,310	28,358	24,336		
Intangible assets	(2,670)	(2,670)	(2,716)		
Accumulated other comprehensive income	-	-	251		
Total Tier 1 Capital	$ 49,111	$ 45,159	$ 41,342		
Tier 2 capital:					
Qualifying subordinated debt	$ 9,284	$ 10,000	$ 9,944		
Allowance for loan losses	5,716	5,396	5,107		
Unrealized gains on AFS securities	-	-	131		
Total risked based capital	$ 64,111	$ 60,555	$ 56,524		
Risk-weighted assets	$ 454,804	$430,728	$407,902		
Capital ratios:					
Total risk-based ratio	14.10%	14.06%	13.86%	8.00%	10.00%
Tier 1 risk-based ratio	10.80%	10.48%	10.14%	4.00%	6.00%
Total assets leverage ratio	8.36%	8.00%	7.64%	3.00%	5.00%

NOTE 23 INTANGIBLES:

Core deposit intangible costs recognized from the acquisition of the Woodstock and Edinburg branches are being amortized using the straight-line method over a ten-year period. The core deposit intangibles and goodwill totaled $2,833,476 and $2,638,677, respectively at the acquisition date. The core deposit intangible was fully amortized in 2011. Amortization expense for the years ending December 31, 2011 and 2010 was $46,000 and $276,000, respectively.

NOTE 24 INVESTMENTS IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. To help offset escalating benefit costs and to attract and retain qualified employees, the Bank purchased Bank Owned Life Insurance (BOLI) contracts that will provide benefits to employees during their lifetime. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 144,136	$ 462,397
Investment in subsidiaries	49,377,964	45,776,394
Securities available for sale	-	-
Limited partnership investments	1,065,165	130,329
Deferred income taxes	-	-
Other assets	8,503	45,950
Total Assets	50,595,768	46,415,070
Liabilities		
Long term debt	$ -	$ -
Accrued interest payable	-	-
Other liabilities	35,582	16,389
Deferred income taxes	122,540	156,833
Due to subsidiaries	174,170	9,000
Demand obligations for low income housing investment	1,241,647	259,214
Total Liabilities	$ 1,573,939	$ 441,436
Stockholders' Equity		
Common stock par value $5 per share, 6,000,000		
shares authorized, 2,499,544 and 2,492,716 shares issued		
and outstanding for 2012 and 2011, respectively	$ 12,497,720	$ 12,463,580
Retained earnings	38,926,779	35,552,092
Accumulated other comprehensive income (loss)	(2,402,670)	(2,052,118)
Total Stockholders' Equity	49,021,829	45,963,554
Total Liabilities and Stockholders' Equity	$ 50,595,768	$ 46,415,070

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Net Income and Retained Earnings
For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Income			
Dividends from affiliate	$ 1,100,000	$ 930,000	$ 920,000
Investment income	-	-	-
Dividend income	-	56,742	126,838
Interest Income	17	31	-
Other than temporary impairment losses	-	-	(65,158)
Security gains (losses)	-	467,483	230,140
Other income	350		
Net limited partnership income	11,930	(23,869)	11,941
Total Income	1,112,297	1,430,387	1,223,761
Expenses			
Interest expense	-	142,317	265,581
Administrative expenses	185,834	277,356	216,854
Total Expenses	185,834	419,673	482,435
Net income before income tax expense (benefit) and undistributed subsidiary net income	926,463	1,010,714	741,326
Income Tax Expense (Benefit)	(22,500)	396,163	46,532
Income before undistributed subsidiary net income	948,963	614,551	694,794
Undistributed subsidiary net income	3,952,121	4,073,640	3,045,866
Net Income	$ 4,901,084	$ 4,688,191	$ 3,740,660
Retained earnings, beginning of year	$ 35,552,092	$ 30,837,090	$ 27,989,144
Adoption of FAS 106			
Stock issuance	71,276	1,545,175	140,918
Stock repurchase	-	-	-
Prior year prepaid pension adjustment	-	(52,093)	-
Dividends on common stock	(1,597,673)	(1,466,271)	(1,033,632)
Retained Earnings, End of Year	$ 38,926,779	$ 35,552,092	$ 30,837,090

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 4,901,084	$ 4,688,191	$ 3,740,660
Adjustments to reconcile net income to net			
cash provided by operating activities:			
Undistributed subsidiary income	(3,952,121)	(4,073,640)	(3,045,866)
Gain (Loss) on sale of securities	-	(467,483)	(230,140)
Other than temporary impairment losses	-	-	65,158
Deferred tax (benefit) expense	(18,567)	(460,289)	(106,056)
Decrease (increase) in other assets	201,537	1,207,414	155,532
Increase (decrease) in other liabilities	992,626	(273,391)	74,631
Net change in deferred tax credits	(15,727)	23,145	(28,080)
Amortization of limited partnership investments	65,164	98,497	98,497
Net Cash Provided by Operating Activities	$ 2,173,996	$ 742,444	$ 724,336
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	$ -	$ 2,466,223	$ 1,543,261
Proceeds from maturities of securities available for sale	-	-	1,487,477
Change in loans receivable			
Purchase of securities available for sale	(1,000,000)	(38,245)	(92,087)
Capital contributed to subsidiary			
Net Cash Provided by (Used in) Investing Activities	$ (1,000,000)	$ 2,427,978	$ 2,938,651
Cash Flows from Financing Activities			
Proceeds of long-term debt	$ -	$ -	$ 7,229,000
Payments on long-term debt	-	(3,999,750)	(9,618,900)
Change in short term debt	-	-	-
Payments to repurchase common stock	-	-	-
Proceeds from issuance of common stock	105,416	2,478,325	196,083
Dividends paid in cash	(1,597,673)	(1,466,271)	(1,364,449)
Net Cash Used in Financing Activities	(1,492,257)	(2,987,696)	(3,558,266)
Net Increase (decreases) in Cash and Cash Equivalents	(318,261)	182,726	104,721
Cash and Cash Equivalents, Beginning of Year	$ 462,397	$ 279,671	$ 174,950
Cash and Cash Equivalents, End of Year	$ 144,136	$ 462,397	$ 279,671

NOTE 26 INVESTMENT IN VBS MORTGAGE, LLC

On November 3, 2008, the Bank acquired a 70% ownership interest in VBS Mortgage, LLC (formerly Valley Broker Services, DBA VBS Mortgage). VBS originates both conventional and government sponsored mortgages for sale in the secondary market. As of December 31, 2012 and 2011, VBS' summarized balance sheet and income statement were as follows:

Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 547,630	$ 482,528
Interest bearing deposits with banks	-	154,064
Property and equipment, net	47,473	38,785
Other Assets	960,151	234,793
Total Assets	$ 1,555,254	$ 910,170
Liabilities		
Other liabilities	$ 348,150	$ 189,622
Total Liabilities	$ 348,150	$ 189,622
Equity		
Capital	$ 219,634	$ 219,634
Retained earnings	987,470	500,914
Total Equity	$ 1,207,104	$ 720,548
Total Liabilities and Equity	$ 1,555,254	$ 910,170

Statements of Income
For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Income			
Mortgage origination income	$ 2,378,023	$ 1,635,487	$ 1,839,289
Other Income	40,022	16,237	147
Total Income	2,418,045	1,651,724	1,839,436
Expenses			
Salaries and employee benefits	$ 1,254,735	$ 880,698	$ 937,007
Occupancy and equipment expense	157,514	125,469	120,503
Management and professional fees	268,337	258,608	330,224
Other	250,902	181,866	151,761
Total Expenses	1,931,488	1,446,641	1,539,495
Net income(loss)	$ 486,557	$ 205,083	$ 299,941



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
F&M Bank Corp. and Subsidiaries
Timberville, Virginia

We have audited the consolidated balance sheets of F&M Bank Corp. and subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F&M Bank Corp. and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Elliott Davis, LLC

Richmond, Virginia
March 29, 2013

104 Cranberry Road, P.O. Box 760, Galax, VA 24333 Phone: 276.238.1800 Fax: 276.238.1801 elliottdavis.com

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d – 15(f) under the Exchange Act). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of our system of internal control over financial reporting as of December 31, 2012 based on the framework set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of December 31, 2012, F&M's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors, executive officers and the audit committee financial expert is incorporated by reference from the Company's definitive proxy statement for the Company's 2012 Annual Meeting of Shareholders to be held May 11, 2013 ("Proxy Statement"), under the captions "Election of Directors," "Board of Directors and Committees," and "Executive Officers."

Information on Section 16(a) beneficial ownership reporting compliance for the directors and executive officers of the Company is incorporated by reference from the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a broad based code of ethics for all employees and directors. The Company has also adopted a code of ethics tailored to senior officers who have financial responsibilities. A copy of the codes may be obtained without charge by request from the corporate secretary.

Item 11. Executive Compensation

This information is incorporated by reference from the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

This information is incorporated by reference from the Proxy Statement under the caption "Ownership of Company Common Stock" and "Executive Compensation" and from Item 5 of this 10-K.

Item 13. Certain Relationships and Related Transactions

This information is incorporated by reference from the Proxy Statement under the caption "Interest of Directors and Officers in Certain Transactions."

Item 14. Principal Accounting Fees and Services

This information is incorporated by reference from the Proxy Statement under the caption "Principal Accounting Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 33 thru 67:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.	
3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-Q filed August 13, 2007.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Dean W. Withers
Dean W. Withers
Director, President and Chief Executive Officer

March 29, 2013
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President and Chief Financial Officer

March 29, 2013
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
s/ Larry A. Caplinger Larry A. Caplinger	Director	March 29, 2013
/s/ Thomas L. Cline Thomas L. Cline	Director, Chairman	March 29, 2013
/s/ John N. Crist John N. Crist	Director	March 29, 2013
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 29, 2013
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 29, 2013
/s/ Richard S. Myers Richard S. Myers	Director	March 29, 2013
/s/ Michael W. Pugh Michael W. Pugh	Director	March 29, 2013
/s/ Christopher S. Runion Christopher S. Runion	Director	March 29, 2013
/s/ Ronald E. Wampler Ronald E. Wampler	Director	March 29, 2013

Exhibit 21 List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona), a subsidiary of Farmers & Merchants Bank
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank
VBS Mortgage, LLC (a Virginia Limited Liability Company), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Dean W. Withers, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 29, 2013

/s/ Dean W. Withers

Dean W. Withers
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 29, 2013

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Dean W. Withers
Dean W. Withers
President & Chief Executive Officer

/s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President & Chief Financial Officer

March 29, 2013